DC
No Act
P.E. 12-18-06

DIVISION OF
CORPORATION FINANCE

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-3010

[redacted]

07043072

January 30, 2007

Melissa M. Winchester
Locke Liddell & Sapp LLP
2200 Ross Avenue
Suite 2200
Dallas, TX 75201-6776

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/30/2007

Re: Kimberly-Clark Corporation
Incoming letter dated December 18, 2006

Dear Ms. Winchester:

This is in response to your December 18, 2006 letter concerning the shareholder proposal submitted to Kimberly-Clark by Domini Social Investments; the Basilian Fathers of Toronto; Calvert Asset Management Company, Inc.; the Camilla Madden Charitable Trust; Green Century Capital Management, Inc.; the Milwaukee Province of the School Sisters of Notre Dame; and Vanderryn Trading Corporation and Vanderryn International Inc. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

JAN 2 4 2007

Sincerely,

David Lynn
Chief Counsel

PROCESSED
FEB 06 2007
THOMSON
FINANCIAL

Enclosures

cc: Karen Shapiro
Shareholder Advocacy Associate
Domini Social Investments
536 Broadway, 7th Fl
New York, NY 10012-3915

55785

Margaret Weber
Corporate Responsibility Director
Congregation of St. Basil
Basilian Fathers of Toronto
15015 Piedmont
Detroit, MI 48223

Stu Dalheim
Manager, Advocacy and Policy
Calvert Asset Management Company, Inc.
Calvert Group, Ltd.
4550 Montgomery Avenue
Bethesda, MD 20814

Margaret Weber
Representative for the Camilla Madden Charitable Trust
Coordinator of Corporate Responsibility
Adrian Dominican Sisters
1257 E. Siena Hts. Drive
Adrian, MI 49221

Andrew Shalit
Director of Shareholder Advocacy
Green Century Capital Management, Inc.
114 State Street, Suite 200
Boston, MA 02109

Timothy P. Dewane, Director
Office of Global Justice & Peace
Milwaukee Province of the School Sisters of Notre Dame
13105 Watertown Plank Road
Elm Grove, WI 53122-2291

Jack Vanderryn
President
Vanderryn Trading Corporation
Vanderryn International Inc.
8112 Whittier Boulevard
Bethesda, MD 20817

LOCKE LIDDELL & SAPP LLP

ATTORNEYS & COUNSELORS

2200 ROSS AVENUE
SUITE 2200
DALLAS, TEXAS 75201-6776

AUSTIN • DALLAS • HOUSTON • NEW ORLEANS • WASHINGTON, D.C.

(214) 740-8000
Fax: (214) 740-8800
www.lockeliddell.com


December 18, 2006



Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Room 1580
Washington, D.C. 20549

RE: Kimberly-Clark Corporation: Stockholder Proposal Submitted by Domini Social Investments

Ladies and Gentlemen:

On November 13, 2006, Kimberly-Clark Corporation (the "Company" or "Kimberly-Clark") received a proposed stockholder resolution (the "Proposal") from Domini Social Investments, the manager of a family of funds (the "Proponent") for inclusion in the proxy materials to be distributed in connection with the Company's 2007 Annual Meeting of Stockholders (the "Proxy Materials"). The Basilian Fathers of Toronto, Calvert Asset Management Company, Inc. on behalf of four Calvert mutual funds, the Camilla Madden Charitable Trust, Green Century Capital Management, Inc., the Milwaukee Province of the School Sisters of Notre Dame, Vanderryn Trading Corporation and Vanderryn International, Inc. joined in the submission of the Proposal (together with the "Proponent", herein referred to as the "Proponents"). The Proposal calls for the Board of Directors of Kimberly-Clark "to prepare a report, at reasonable cost and omitting proprietary information, by November 1, 2007, assessing the feasibility of phasing out our company's use of non-FSC certified fiber within 10 years." A copy of the Proposal and the accompanying supporting statement are enclosed herewith as Exhibit A.

The Company presently intends to exclude the Proposal and supporting statement from the Proxy Materials pursuant to Rule 14a-8(i)(10) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which authorizes the omission of a proposal if it has been substantially implemented. On behalf of the Company, we are writing to respectfully request that the staff of the Division (the "Staff") confirm that it will not recommend any enforcement action against the Company if it does so. We have been advised by the Company as to the factual matters set forth herein.

In accordance with Rule 14a-8(j) under the Exchange Act, the undersigned, on behalf of the Company, hereby files six copies of this letter, together with the exhibits hereto. We are also sending a copy of this letter to the Proponents as notice of the Company's intention to omit the Proposal from its Proxy Materials. The Company plans to file its definitive Proxy Materials with the Commission on or after March 9, 2007. We respectfully request that you advise the Company with respect to the Proposal at your earliest convenience.

**The Proposal has been Substantially Implemented by the Company**

Rule 14a-8(i)(10) provides that a proposal may be omitted if "the company has already substantially implemented the proposal." We submit that the Proposal is excludable from the Company's Proxy Materials pursuant to Rule 14a-8(i)(10) because the Proposal requests the preparation of a report "assessing the feasibility of phasing out our company's use of non-FSC certified fiber within 10 years."

The proposal is substantially the same as a shareholder proposal submitted to Kimberly-Clark last year. Kimberly-Clark submitted a no-action letter request in connection with last year's proposal, primarily arguing that the proposal had been substantially implemented through Kimberly-Clark's monitoring of the sources of the fiber used in its products, and the annual publishing of the Company's sustainability report, which includes statistical information regarding the percentage of the Company's fiber purchases that are certified by the various certification schemes, as well as detailed information regarding the Company's use of recycled fiber in various products. The Staff was unable to concur with that request. Kimberly-Clark (available January 30, 2006). At the 2006 annual meeting, the proposal was supported by less than 7.6% of the votes cast.

Kimberly-Clark has a long history of dedication to responsible use of natural resources and is committed to the promotion of sustainable forestry. To that end, Kimberly-Clark has engaged Hawkins Wright, an independent consulting firm and leading independent expert for market pulp supply data, to assess the availability of Forest Stewardship Council ("FSC") certified fiber in areas where the Company purchases its wood fiber, and the feasibility of the Company phasing out its use of non-FSC certified fiber within 10 years.

The engagement letter entered into between the Company and Hawkins Wright is attached hereto as Exhibit B. Please note that the Company has paid Hawkins Wright half of the total amount to be paid under the engagement letter, pursuant to the terms thereof. The scope of the study will include:

1. Pulp producers' plans, by company and by region, for seeking or continuing FSC certification during the next 10 years. Where appropriate, Hawkins Wright will assess the likelihood of these plans being achieved and, consequently, the quantity of wood fiber, by grade and in the regions in which Kimberly-Clark currently purchases its wood fiber, that is likely to be FSC-certified and available for purchase by Kimberly-Clark for each of the next 10 years.

2. Factors which constrain the adoption of FSC certification in different regions, focusing specifically on the regions from which Kimberly-Clark currently sources its fiber.

3. A discussion of potential impacts of significantly revising the FSC criteria for certifying tree plantations, which FSC currently is considering, on availability of FSC-certified fiber in the future.

4. A discussion of the FSC labels or standards for FSC-certified fiber, focusing on the differences between (i) the label for pure (100%) FSC-certified, which relates to fiber derived from FSC-certified forests or plantations, and (ii) the label for FSC-mixed material, which relates to a mixture of fiber derived from FSC-certified forests or plantations and fiber derived from sources meeting FSC chain of custody or controlled wood standards.

5. A discussion of the ability of non-governmental organizations and other certifying bodies to influence the availability of FSC-certified fiber in the future.

6. A discussion of the ability of a tissue manufacturer, comparable in size to Kimberly-Clark, to influence fiber market suppliers to increase the availability of FSC-certified fiber in the future.

Kimberly-Clark intends to make the results of the study, including an assessment of the feasibility of phasing out the Company's use of non-FSC certified fiber within 10 years, available to its stockholders well ahead of the November 1, 2007 deadline included in the Proposal. The engagement letter requires that an initial report be delivered to Kimberly-Clark by February 15, 2007, and a final report be delivered by March 1, 2007.

The Company believes that its engagement of Hawkins Wright to prepare the feasibility study and the Company's commitment to make the results of the study, including an assessment of the feasibility of phasing out the Company's use of non-FSC certified fiber within 10 years, available to its stockholders, as described above, substantially implements the Proposal and the Proposal may therefore be excluded from the Proxy Materials for the Company's 2007 Annual Meeting under Rule 14a-8(i)(10).

Public Availability of Information

Kimberly-Clark highlights its dedication to sustainable forestry on its website. A link to its complete 2005 sustainability report (available at http://www.kimberly-clark.com/pdfs/2005SustainabilityReport.pdf) is prominently displayed on its home page (www.kimberly-clark.com). This report includes statistical information regarding the percentage of the Company's fiber purchases that are certified by the various certification schemes, as well as detailed information regarding the Company's use of recycled fiber in various products. Furthermore, Kimberly-Clark routinely responds to inquiries from stockholders, public interest groups and other concerned citizens explaining the Company's policies and practices regarding the source of the fiber it uses.

As noted above, Kimberly-Clark intends to make the results of the Hawkins Wright report available to its stockholders. The Company also intends to publish on its website its 2006 sustainability report prior to the 2007 Annual Meeting and plans to continue reporting on its FSC-certified fiber purchases annually in its sustainability reports.

Representatives of Kimberly-Clark met in person with representatives of the Proponent on November 11, 2006 and via telephone on November 28, 2006 to discuss their concerns, and have previously met with other stakeholders regarding the Company's sustainability policies and practices.

**Prior Decisions by the Staff**

Although Kimberly-Clark believes it has already implemented the action requested by the Proponents, a company need not implement a proposal precisely to rely on Rule 14a-8(i)(10). SEC Release No. 34-20,091 (August 16, 1983). The Staff has consistently taken the position that shareholder proposals that implicate a company's environmental policies have been substantially implemented because of the subject company's existing practices. In International Business Machines Corporation (January 31, 1994), for example, the Staff concluded that a proposal requiring the company to adopt an environmental policy had been substantially implemented because of the company's existing practices. The Staff has also permitted the exclusion of a proposal that required the issuance of an annual sustainability report because the company already issued a Corporate Responsibility Report and updated it at least annually. (ConAgra Foods, Inc., May 20, 2005).

The Company respectfully submits that it has substantially implemented the Proposal, because it has engaged Hawkins Wright to prepare a report substantially the same as the report required by the Proposal, within the requested deadline, which Kimberly-Clark will make available to its stockholders. Therefore, the Proposal properly may be omitted under Rule 14a-8(i)(10).

**Conclusion**

On the basis of the foregoing, the Company intends to exclude the Proposal from the Proxy Materials in reliance on Rule 14a-8(i)(10). On behalf of the Company, we request that the Staff confirm, at its earliest convenience, that it will not recommend enforcement action if the Company does so.

Please acknowledge receipt of this letter by stamping one of the enclosed copies and returning it to the messenger, who has been instructed to wait. Should the Staff disagree with the Company's position, we would appreciate an opportunity to confer with the Staff prior to the issuance of its response. If you have any questions regarding this matter, please contact the undersigned at 214-740-8615.

Best regards,

Melissa M. Winchester

Melissa M. Winchester

cc: Timothy C. Everett, Kimberly-Clark Corporation

Enclosures

Exhibit A

**Sustainable Forestry**

**Whereas:**

Kimberly-Clark is a leader in the global forest products industry and the world's largest manufacturer of tissue products, using more than 3 million metric tons of virgin fiber, annually.

Kimberly-Clark sources 22% of its virgin wood pulp from Canada's Boreal forest, the largest remaining ancient forest left in North America. As one of the world's largest storehouses of carbon, preservation of the Boreal is critical to mitigating climate change. The Boreal is home to nearly 50% of North America's bird species and contains the largest remaining populations of woodland caribou and wolverines.

Our company has publicly stated that its "corporate policy prohibits the use of wood fiber from virgin rainforests or from designated ecologically significant old growth areas, including ... temperate rainforests in coastal British Columbia." Greenpeace recently reported that our company sources fiber from the coastal temperate rainforests of British Columbia, in violation of this policy. In response, Kimberly-Clark now acknowledges that it has "overstated" its actual practices.

Kimberly-Clark can ensure access to a sustainable supply of fiber by requiring suppliers to adhere to the Forest Stewardship Council (FSC) certification system. FSC is the only independent forest certification system in the world accepted by the conservation, aboriginal and business communities. FSC is the world's largest and fastest growing certification system, by hectares.

One-half of the certified fiber procured by Kimberly-Clark is certified to the Sustainable Forest Initiative, developed by the American Forest & Paper Association, a forest industry trade association. Credibility is the most important criterion for the selection of any certification scheme.

Our company required all of its global fiber suppliers to adhere to one of five forest certification systems by the end of 2005, a goal it has yet to meet. By accepting virtually every available standard, our company fails to set any standard at all.

Major banks, including JP Morgan Chase and Bank of America, have policies limiting or prohibiting investment in companies that negatively impact ancient forests. JP Morgan Chase's environmental policy expresses a preference for FSC certification when financing forestry projects.

**RESOLVED:** Shareholders request the Board to prepare a report, at reasonable cost and omitting proprietary information, by November 1, 2007, assessing the feasibility of phasing out our company's use of non-FSC certified fiber within 10 years.

**Supporting Statement:**

Proponents believe that our company's current practices present serious risks to long-term shareholder value. Kimberly-Clark should develop policies to ensure a long-term sustainable supply of raw materials and mitigate reputational risks by procuring fiber certified using credible standards.

We believe a thorough feasibility study should discuss the Company's goals and timeframes with respect to:

- Increasing the use of FSC-certified fiber with the goal of phasing out virgin fiber certified by less credible certification schemes; and
- Increasing the use of recycled fiber in both consumer and commercial products as a means to reduce reliance on virgin materials.

The study should consider Kimberly-Clark's role in the marketplace, and assess the potential impact of Kimberly-Clark's purchasing practices on the availability of FSC-certified fiber.

Exhibit B

**Kimberly-Clark**

Hawkins Wright Ltd.
5 Dukes Gate
Acton Lane
Chiswick
London W4 5DX
United Kingdom

**Re: Feasibility Study for Kimberly-Clark Corporation Regarding Fiber Certified by the Forest Stewardship Council**

Dear Sirs:

Kimberly-Clark Corporation ("Kimberly-Clark") desires to assess the:

1. Availability of wood fiber from suppliers certified under the Forest Stewardship Council ("FSC") certification scheme in the areas in which Kimberly-Clark purchases wood fiber for use in its products; and

2. Feasibility of Kimberly-Clark phasing out its use of non-FSC certified fiber within the next 10 years.

Kimberly-Clark has requested that Hawkins Wright Ltd. (the "Company") conduct a study assessing the feasibility of Kimberly-Clark phasing out its use of non-FSC certified fiber within 10 years (the "Study") and prepare a report with respect to the Study (the "Report"). The purpose of this letter agreement (the "Agreement") is to set forth the agreement of the parties regarding the Study and the Report, including the scope, methodology and timing.

Scope of Study and Report

The Study and the Report will cover the following topics:

- Pulp producers' plans – by company and by region – for seeking or continuing FSC certification during the next 10 years. Where appropriate, the Company will assess the likelihood of these plans being achieved and, consequently, the quantity of wood fiber, by grade and in the regions in which Kimberly-Clark currently purchases its wood fiber, that is likely to be FSC-certified and available for purchase by Kimberly-Clark for each of the next 10 years.

- Factors which constrain the adoption of FSC certification in different regions, focusing specifically on the regions from which Kimberly-Clark currently sources its fiber.

- A discussion of potential impacts of significantly revising the FSC criteria for certifying tree plantations, which FSC currently is considering, on availability of FSC-certified fiber in the future.

- A discussion of the FSC labels or standards for FSC-certified fiber, focusing on the differences between (i) the label for pure (100 percent) FSC-certified, which relates to fiber derived from FSC-certified forests or plantations, and (ii) the label for FSC-mixed material, which relates to a mixture of fiber derived from FSC-certified forests or plantations and fiber derived from sources meeting FSC chain of custody or controlled wood standards.

- A discussion of the ability of non-governmental organizations ("NGOs") and other certifying bodies to influence the availability of FSC-certified fiber in the future.

- A discussion of the ability of a tissue manufacturer, comparable in size to Kimberly-Clark, to influence fiber market suppliers to increase the availability of FSC-certified fiber in the future.

The Report also will include an executive summary, omitting any proprietary information, which will:

1. State the Company's conclusions regarding the feasibility of Kimberly-Clark phasing out its use of non-FSC fiber within the next 10 years; and

2. Set forth the relevant facts, calculations and judgments upon which its conclusions are based.

Methodology

In preparing the Report, the Company primarily will use information in the public domain, including company reports, environmental statements, government and NGO reports etc., supplemented by the Company's personal knowledge of the subject matter of the Study. Kimberly-Clark will provide the Company with non-public information regarding the location and quantities of its expected pulp sourcing.

Where necessary the Company will use its contacts to gather additional company information. The Company will not disclose any proprietary information provided in confidence although the Company may use this information when drawing its conclusions.

Timing and Costs

The Company will complete the Study and deliver the initial Report to Kimberly-Clark by February 15, 2007. The Company will deliver the final Report to Kimberly-Clark by March 1, 2007. The fee for the Study will be payable in pounds sterling as set forth in a separate agreement between the parties. Fifty percent of the fee will be invoiced when this Agreement has been executed by the parties and fifty percent will be payable when the Report is delivered.

It is anticipated that the Study will be based entirely on desk research. If fieldwork is required to complete the Study, any international travel and subsistence expenses will be charged to Kimberly-Clark at cost. No such fieldwork will be undertaken without prior written approval of Kimberly-Clark.

Confidentiality

The Company may be exposed to information which Kimberly-Clark regards as proprietary and confidential. Therefore, the company agrees that all information which it receives from Kimberly-Clark regarding Kimberly-Clark or its businesses (the "Information") shall be received and held in confidence, subject to the terms of this Agreement, unless otherwise exempted herein.

1. Information may be disclosed to or otherwise received by the Company in electronic, written, physical, visual or oral form. The Company agrees (a) to maintain all Information in strict confidence and to use such Information solely for the purposes of performing its obligations under this Agreement; (b) to limit dissemination of such Information to the Company's employees on a need-to-know basis and to inform such employees of the existence of this Agreement and its applicability to them; and (c) to consult with Kimberly-Clark prior to publishing or disseminating any advertising, promotion, or other printed material, participating in seminar/symposia presentations or any other activity which would disclose that the Company's business relationship with Kimberly-Clark and/or any details of that relationship. Notwithstanding the foregoing, it is understood that the Company may disclose to pulp producers which it contacts for information in connection with the Study that the Study is for Kimberly-Clark.

2. The foregoing obligations of confidentiality and nonuse shall not apply to Information which the Company can document: (a) at the time of disclosure by Kimberly-Clark was generally known to the public or, after such disclosure, became generally known to the public other than by a breach of this Agreement by the Company; (b) was already in the Company's possession at the time of such disclosure and was not acquired directly or indirectly from Kimberly-Clark; or (c) was later received on a nonconfidential basis from a third party having the right to impart such Information. Information shall not be deemed to be within one of more of the foregoing exceptions merely because any part of such Information is embodied in general disclosures or because individual features, components or combinations are now or hereafter become publicly known.

3. All written, printed, electronically stored or other tangible documents or materials submitted to the Company by Kimberly-Clark, or prepared by the Company which contain Information, and all copies thereof, shall remain the property of Kimberly-Clark and shall, upon request, be returned to Kimberly-Clark and electronic media erased.

4. Nothing in this Agreement shall be understood as granting the Company any rights in or to the Information, all which are specifically retained by Kimberly-Clark.

Miscellaneous

The Company represents that it has the necessary expertise and personnel to conduct the Study as set forth herein. The study will be managed by John Bingham, Research Director of the Company. If any follow-up work is requested by Kimberly-Clark, the parties will negotiate in good faith the scope, timing and additional cost for such work.

The Company understands that this Agreement may be publicly disclosed by Kimberly-Clark.

The parties hereto at all times shall remain independent contractors, and no express or implied representations to the contrary shall be made by either party.

This Agreement may be signed in counterparts, each of which shall be deemed to be an original and which together will constitute one and the same instrument.

Please confirm that the foregoing correctly sets forth our agreement regarding the Study and the Report by signing where indicated below and returning a signed copy to the undersigned.

Sincerely,

Kimberly-Clark Corporation

By: Kenneth A. Strassner
Name: Kenneth A. Strassner
Title: Vice President–Global Environment, Safety, Regulatory and Scientific Affairs

ACCEPTED AND AGREED:

Hawkins Wright Ltd.

By: John Bingham
Name: JOHN. W. W. BINGHAM.
Title: DIRECTOR

# Our Commitment to Health and Hygiene

Kimberly-Clark's 2005 Sustainability Report



# Kimberly-Clark's 2005 Sustainability Report

Welcome to Kimberly-Clark's 2005 Sustainability Report. At Kimberly-Clark, our mission is to enhance the health, hygiene and well-being of people every day, everywhere. We take this mission seriously and strive to incorporate its meaning into everything we do – from keeping the world's babies happy, to helping generations of families and the ones they love improve the quality of their daily lives. It's this commitment to health and hygiene that drives our passion for continual innovation and our relentless focus on the needs of our customers, shoppers and users.

We invite you to learn how Sustainability is helping us achieve our mission and attain a deeper understanding of our impact on the world. This report, which provides an account of our 2005 economic, environmental, safety and social performance for our worldwide consolidated (wholly- and *majority-owned) operations*, is structured to assist us in communicating our annual Sustainability progress and performance. Our Environmental Stewardship and Safety Performance section also includes information pertaining to production facilities associated with our equity companies of which we own less than a majority stake. In developing our report, we relied on the Global Reporting Initiative's 2002 Sustainability Reporting Guidelines, feedback from various organizations, as well as internal and external stakeholder insights.

**In This Report ...**



**Contact Us**

We welcome your comments on our 2005 Sustainability report. Please contact:


**Kimberly-Clark Corporation**
Dept. KCSR
P.O. Box 2020
Neenah, Wisconsin, United States 54957-2020
800-331-3422 (Within the United States and Canada)
920-721-8355 (Outside of the United States and Canada)
www.kimberly-clark.com/ask


**Other Notes**

All monetary amounts discussed in this report are in U.S. dollars.
Kimberly-Clark uses the term "customer" to describe our wholesalers, distributors, retailers and others to whom we supply products. The term "consumer" describes the shoppers and end-users who buy our products from our customers.



Depend
Scott
Extra Soft
Huggies
WypAll X80
Cottonelle
Ultra
Kleenex
Huggies
Supreme
Andrex
Kotex
Pull-Ups
Little Swimmers

# A Message From Thomas J. Falk

*Chairman of the Board and Chief Executive Officer*

In 2005, the World Business Council for Sustainable Development identified a number of key global issues reshaping the face of business today. These issues included operating in a carbon- and water-constrained world, protecting ecosystems and biodiversity, and encouraging sustainable production and consumption.



Such important considerations touch our business on a number of fronts: from our use of energy, water and natural resources – such as pulp and petroleum – to the methods we use to innovate and enhance products and processes.

To address these and other significant factors affecting our business, we are reshaping the way we operate as we continue to implement our Global Business Plan – a plan that gives us the right strategies to grow our business where Kimberly-Clark is uniquely positioned to succeed. We are focusing on delivering health and hygiene solutions and investing in our core competencies to leverage customer, shopper and user insights for sustainable, profitable growth.

We are doing this by extending our global brands into new categories and reengineering our innovation efforts to bring to market more new-to-Kimberly-Clark and new-to-the-world product solutions. And, we are accelerating growth in developing countries where per-capita income is on the rise.

In order to achieve our business goals, we must understand the major Sustainability issues facing our company and the communities in which we operate, and address them head on.

During 2005, we once again made progress in economic, environmental, safety and social areas. For example:

- Kimberly-Clark ranked No. 1 among personal care companies in the 2006 Dow Jones Sustainability World Index, which comprises the top 10 percent of the 2,500 largest companies worldwide. Selection is based on economic, social and environmental criteria.
- Our employees worked more safely, as workplace injuries continued to decline. Compared with 2004, injuries were down 11 percent.
- Global corporate and employee donations to charitable organizations totaled approximately $28 million, and product donations, primarily for disaster relief, totaled more than $2.5 million.
- Building on our tradition of strong internal controls, we strengthened our commitment to ethical behavior companywide by introducing the new Code of Conduct Line. This toll-free around-the-clock service, which is managed by an independent company, allows employees to voice their concerns anonymously when they suspect a violation of our Code.
- We concluded our Vision 2005 program, successfully improving energy efficiency by 19 percent and water use efficiency by 29 percent, and reducing the percentage of waste landfilled by 30 percent. Through this program, we reduced our costs approximately $150 million on an annual basis compared with 2000.
- We were the first tissue company to commit to using only virgin wood pulp from suppliers that had certified their forestlands or wood fiber procurement activities to an internationally recognized standard. Approximately 88 percent of the virgin wood pulp we purchased was sourced from certified suppliers. We expect all remaining suppliers to be certified by the end of 2006.
- Employees worldwide benefited from the rollout of the Performance Management process, an important part of our Talent Management strategy for achieving a high-performance culture.
- We returned $2.3 billion to shareholders through dividends and share repurchases.

Our plan for Sustainability at Kimberly-Clark is simple: Carry forward the momentum we've created in making Sustainability a critical component of doing business.

I invite you to learn more about Sustainability at Kimberly-Clark and how it continues to evolve as we prepare ourselves for the future. You will find that Sustainability is evident throughout our operations as we seek to achieve our mission of enhancing the health, hygiene and well-being of people every day, everywhere.

Thomas J. Falk
Chairman and CEO
February 24, 2006

# About Kimberly-Clark


Kimberly-Clark Corporation

Headquartered in Dallas, Texas, United States, Kimberly-Clark is a leading global health and hygiene company, employing more than 57,000 people worldwide. With operations in 37 countries, Kimberly-Clark's global brands are sold in more than 150 countries. Every day, 1.3 billion people – nearly a quarter of the world's population – trust Kimberly-Clark to enhance their health, hygiene and well-being. With brands such as Kleenex, Scott, Andrex, Huggies, Pull-Ups, Kotex, Poise and Depend, we hold the No. 1 or No. 2 share position globally in more than 80 countries. In 2005, Kimberly-Clark posted sales of $15.9 billion.

## Global Business Segments, and Health and Hygiene Brands

Kimberly-Clark is organized into operating segments based on product groupings. These operating segments have been aggregated into four reportable global business segments: Personal Care, Consumer Tissue, Kimberly-Clark Professional & Other, and Health Care. The reportable segments were determined in accordance with how Kimberly-Clark's executive managers, under the direction of the chief executive officer, develop and execute our company's global strategies to drive growth and profitability. These strategies include global plans for branding and product positioning; technology; research and development programs; cost reductions, including supply chain management; and capacity and capital investments for each of these businesses.

The **Personal Care segment** manufactures and markets disposable diapers, training and youth pants and swimpants; baby wipes; feminine and incontinence care products; and related products. Products in this segment are primarily for household use and are sold under a variety of brand names, including Huggies, Pull-Ups, Little Swimmers, GoodNites, Kotex, Lightdays, Depend, Poise and other brand names.

The **Consumer Tissue segment** manufactures and markets facial and bathroom tissue, paper towels, napkins and related products for household use. Products in this segment are sold under the Kleenex, Scott, Cottonelle, Viva, Andrex, Scottex, Hakle, Page and other brand names.

The **Kimberly-Clark Professional & Other segment** manufactures and markets facial and bathroom tissue, paper towels, napkins, wipers and other products to the away-from-home marketplace. Products in this segment are sold under the Kimberly-Clark, Kleenex, Scott, Kimwipes, WypAll, Surpass and other brand names.

The **Health Care segment** manufactures and markets health care products such as surgical gowns, drapes, infection control products, sterilization wrap, disposable face masks and exam gloves, respiratory products and other disposable medical products. Products in this segment are sold under the Kimberly-Clark, Safeskin, Tecnol and Ballard brand names.

## Facility Locations Around the World

A listing of Kimberly-Clark's principal facilities – and the products, or groups of products, manufactured by these facilities – can be found on our corporate Web site in the Properties section of the company's Form 10-K.

## Product Distribution Channels

Our products for personal and household use are sold directly, and through wholesalers, to supermarkets, mass merchandisers, drugstores, warehouse clubs, variety and department stores, and other retail outlets.

Products for away-from-home use, including those from Kimberly-Clark Professional & Other, and our Health Care businesses, are sold through distributors and directly to manufacturing, lodging, office building, food service and high-volume public facilities, and health care establishments.

**Total 2005 Employment for Consolidated Operations (includes full- and part-time, and temporary employees)**



Europe, the Middle East and Africa: 11,125
North America: 20,223
Asia/Pacific: 16,509
Latin America: 9,284
Total: 57,141

# Sustainability: A Commitment to Action

"At Kimberly-Clark, we continue to show our commitment to health and hygiene by developing new categories, products and technologies to better the lives of people around the world. Over the past several years, our global company has put forth great effort and resources toward upholding our duty as a fiscally responsible, environmentally diligent and socially compassionate corporate citizen. We have advanced Sustainability through all levels of Kimberly-Clark – from the production line to the executive boardroom – striving to make it a part of all that we do. Kimberly-Clark is determined to make Sustainability a critical foundation for driving product and technology advancements, and for enhancing the health, hygiene and well-being of people every day, everywhere."





Cheryl A. Perkins,
Senior Vice President and
Chief Innovation Officer

# In 2005, we continued to build

on our Sustainability efforts, driving innovation, improving efficiencies, and enhancing environmental and social performance. Our actions, a few of which are highlighted below, advanced Sustainability within Kimberly-Clark.

## Broadening Our Perspective: Participating in the World Business Council for Sustainable Development

In summer 2005, the World Business Council for Sustainable Development* (WBCSD) invited Kimberly-Clark to join its global organization. Our WBCSD membership broadens our perspective on the many ways we can contribute to global sustainable development solutions, and represents an important step forward for our company. It will also enable us to meaningfully engage, collaborate and consult with peer companies and many sectors of society. As a participant in the Sustainable Forest Products Industry Working Group, for example, we have already begun to share our broad experience in sustainable forestry practices, as well as learn from a diverse pool of stakeholders.

## Forest Certification Systems: A Condition for Doing Business With Kimberly-Clark

With the spinoff of our North American paper and Canadian pulp businesses in fourth quarter 2004, Kimberly-Clark no longer owns or manages forestlands anywhere in the world. We do, however, carefully manage and monitor the practices of our virgin pulp suppliers through stringent policies and management mechanisms designed to help ensure that these suppliers follow sustainable forestry practices. Our corporate policy states that no use shall be made of fiber from ecologically significant old growth stands or from tropical rain forests. Fiber from temperate rain forest areas may only be used if harvested as part of a sustainable forestry program supported by the local population and responsible government agencies.

With approximately 90 percent of our pulp now sourced through third-party suppliers, influencing their behavior through Kimberly-Clark's purchasing policies and decisions is one way we help drive sustainable forestry practices worldwide. We require all suppliers of virgin pulp, round wood, woodchips and other forms of fiber to be certified to an internationally recognized forest certification system. (This includes the certification of the operations of their industrial fiber suppliers.) At the end of 2005, approximately 88 percent of our virgin pulp came from suppliers that have certified their forests or fiber procurement activities.

## Material, Product and Process Innovation

In addition to capturing customer, shopper and user insights, Kimberly-Clark is working to achieve business value by leveraging Sustainability in the development of new-to-Kimberly-Clark and new-to-the-world product solutions.

Integrating these considerations throughout a material or product life cycle, however, presents many challenges. For example, the pursuit or sourcing of new or alternative materials takes time and investment, as do technology and manufacturing process changes. There is also the very real business need for customers and consumers to factor this value into purchasing decisions.

In 2005, we infused Sustainability considerations into such innovations as the Scott Extra Soft tissue. This longer-lasting consumer bathroom tissue offers 600 sheets per roll with the same roll diameter as the many 400-sheet rolls on the market, reducing packaging and associated transportation costs.

## Committed to Safe Workplaces and Employee Engagement

Kimberly-Clark's ability to keep employees safe on the job and highly motivated to pursue rewarding careers with our company continued to factor heavily into our corporate Sustainability efforts.

To bring us closer to our goal of an injury- and illness-free workplace, Kimberly-Clark refocused on safety fundamentals and changes in our safety management structure in 2005. The director of Occupational Safety and Hygiene shared a five-year safety vision and plan, and established and communicated safety priorities throughout our global company. These priorities focused on building safety capability within all of our global regions, and included building a stronger enterprise safety management structure, revising Corporate Safety Standards to improve understanding and compliance globally and strengthening ongoing safety audits.

We also focused on ways to better understand our global employee team's needs and cultivate a high-performance culture worldwide, beginning with the administration of our first worldwide Organizational Health Check survey conducted by Hewitt Associates. More than 27,000 full- and part-time employees responded and provided the company with valuable information on how we could increase employee engagement. In 2006, we will focus on analyzing the information to better understand its impact and use our findings as a benchmark for improvement.

## Strategic Partnerships

As part of our Global Business Plan, Kimberly-Clark focuses on ways to increase speed to market, accelerate growth and acquire new technologies to expand our health and hygiene portfolio. These efforts involve developing strategic partnerships and alliances where appropriate. We launched a number of these partnerships in 2005, ranging from supply and licensing agreements, to product manufacturing, to joint development opportunities. We also continued to share tools and technologies with suppliers to ensure they met our requirements, including social and environmental requirements.

In 2005, we developed a more comprehensive assessment tool and process to help improve our ability to prequalify suppliers and third-party manufacturers, and manage risks. The tool and process, which include due diligence components for social, environmental, safety and quality management performance, will be piloted in 2006.

* The WBCSD is a coalition of 180 international companies united by a shared commitment to sustainable development via the three pillars of economic growth, ecological balance and social progress. To learn more about the WBCSD, visit their Web site at www.wbcsd.com.

# Governance



"As a global company operating in an ever-changing global environment, our governance-related concerns have, by necessity, become broader and more complex. On a fundamental level, Sustainability stresses the interconnected nature of business success, economic growth, human rights protection, proactive management of global and local environmental issues – and the importance of well-governed societies. We believe that by paying closer attention to these realities and continuing to advance Sustainability within our corporate policies and governing practices, Kimberly-Clark will be better positioned to execute our Global Business Plan."



Ronald D. Mc Cray,
Senior Vice President –
Law and Government Affairs
and Chief Compliance Officer

# In 2005,

Kimberly-Clark was among 33 corporations to receive the highest corporate governance score in a survey of 3,200 global companies by Government Metrics International, a corporate governance research and ratings agency.

Kimberly-Clark is committed to good governance, providing quality products at a fair price, and treating our global employee team – and all people we meet in the course of our business – with fairness and respect. These founding values of quality, service and fair dealing have also guided a sincere and proper regard for the environment.

*In This Section ...*



On a fundamental level, Kimberly-Clark's Corporate Code of Conduct demands companywide compliance with all laws, regulations and corporate policies.

## Corporate Governance: Board of Directors and Code of Conduct

Sound corporate governance and strong internal controls are a hallmark of our company. Kimberly-Clark's board of directors is ultimately accountable for ensuring ethical corporate governance and compliance with applicable laws. Ten out of the 12 board members are independent* of management, including the lead director. Many of Kimberly-Clark's corporate governance practices long predated the U.S. Securities and Exchange Commission and New York Stock Exchange rule changes.

Kimberly-Clark's Corporate Sustainability Steering Committee oversees our Sustainability commitment at the most senior levels. The Committee endorses Sustainability-related strategy, authorizes major initiatives and updates the board of directors on key trends and issues.

The board, senior management and all employees are charged with adhering to Kimberly-Clark's Code of Conduct (Code), which embodies the company's commitment to high ethical standards and our founding values. The Code sets forth the company's expectations for ethical behavior and compliance with all applicable laws, corporate standards and policies. The board periodically reviews the Code for conformance with best practices. Kimberly-Clark's chief compliance officer administers and enforces the Code. All employees are responsible for reporting Code violations – anonymously if they choose.

To monitor compliance, the corporate organization makes annual requests to roughly 175 officers and business unit leaders and 600 finance and purchasing managers to certify compliance with the Code and report any exceptions. In 2005, we sent notice to 39,000 employees in 54 countries, reminding them of their responsibility to comply with the Code and report any exceptions. The company also issued an internal memorandum to all employees requesting them to report behaviors inconsistent with the Code. During the reporting period, employees reported no significant exceptions. All minor reported exceptions were promptly addressed.

***The "Doing What's Right" Campaign***

In 2005, our chief compliance officer launched the Doing What's Right campaign companywide, which focused on every employee's obligation to uphold the Code. The campaign included posters and wallet cards to help keep the Code top of mind for all employees. Additionally, the campaign promoted more alternatives for employees to anonymously report their concerns: the Code of Conduct Line, a 24-hour, independently operated phone line staffed by a professional interviewer, and an online intranet form.

***Compliance With the Sarbanes-Oxley Act***

Deloitte & Touche evaluates the effectiveness of our company's internal controls over financial reporting, as well as the adequacy of management's internal assessment of the effectiveness of internal controls over financial reporting, as required by section 404 of the Sarbanes-Oxley Act of 2002. During the past two years, Deloitte & Touche has expressed an unqualified opinion on both. No material weaknesses or significant deficiencies were noted during these reviews. Management has taken steps to significantly reduce the costs to perform this assessment and has identified numerous opportunities to implement uniform control practices to better manage our business as a result of the review. The internal audit function, which reports administratively to the chief compliance officer, has a significant role in the assessment process.



Kimberly-Clark's board of directors (from left to right): G. Craig Sullivan, Thomas J. Falk, Robert W. Decherd, Mae C. Jemison, M.D., Claudio X. Gonzalez, Marc J. Shapiro, Linda Johnson Rice, Dennis R. Beresford, Pastora San Juan Cafferty, John F. Bergstrom, Abelardo E. Bru, John R. Alm (not pictured).

* At Kimberly-Clark, "independence" is determined using a standard established by the board of directors and consistent with the provisions of the 1934 U.S. Securities Exchange Act, and the rules and regulations of the Securities and Exchange Commission and the New York Stock Exchange. A director is independent if she or he has no material relationships with Kimberly-Clark, which include commercial, industrial, banking, consulting, legal, accounting, charitable or familial relationships.

## Governance Policies

The following are governance-related policies that link to key areas of our Sustainability commitment. We also invite you to read in full our corporate Governance Policies, Board Communications Procedures and Code of Conduct in the Governance section on www.kimberly-clark.com.

*Policy for Prevention of Bribery and Corruption*
Kimberly-Clark's Code of Conduct expressly forbids our employees, subsidiaries and equity affiliates and any of their officers or employees to authorize, offer or make any illegal gift or payment, directly or indirectly to any government official, or any employee of a government, governmental agency or government controlled enterprise.

*Policies Related to Political Lobbying and Contributions*
Any political contributions or payments to political parties or candidates that our company makes will adhere to all applicable laws and regulations. Kimberly-Clark employees are free to participate in the political process as individuals and on their own time, and make political contributions on an individual basis. They are also permitted to participate in political action committees on a voluntary basis.

*Human Rights in Employment Policy*
Kimberly-Clark has a long-standing and well-recognized record of support for rights of employees. Our company's policies and procedures have consistently reflected our position on human rights in the workplace. We do not employ child, prison, indentured or bonded labor, nor use corporal punishment or other forms of mental or physical coercion as a form of discipline in any of our global operations. Further, Kimberly-Clark will not knowingly conduct business with vendors that engage in any of these practices. (In the absence of any national or local law, Kimberly-Clark will define "child" as someone less than 15 years of age. If local minimum age law is set below 15 years of age, but is in accordance with developing country exceptions under the International Labor Organization (ILO) Convention 138, the lower age will apply.)

## Stakeholder Engagement and Communication

Kimberly-Clark businesses, facilities and employees worldwide engage with stakeholders on many levels to help us improve performance: from consumer and customer dialogue, to conversations with governmental agencies and nongovernmental organizations, to participation in trade associations and business organizations committed to Sustainability. In 2005, many examples of active engagement existed across our global operations. We have threaded these throughout the report, and have highlighted a few below.

*Developing and Emerging Markets*
For consumers in developing and emerging markets, Kimberly-Clark manufactures products based upon our global quality, environmental and safety standards. Through customer and consumer panel and use tests, and other stakeholder insights, we then adapt products to suit local needs, tastes, habits and economic conditions.

*Europe*
We actively sought opportunities to inform large U.K. retailers of our Sustainability commitment and seek input on the development of future environmentally preferable products. European employees engaged with governmental representatives on key Sustainability issues, and provided data to product impact studies, such as diaper life cycle analysis. Throughout 2005, employees also engaged with nongovernmental organizations, including World Wildlife Fund Europe, on forestry and other environmental issues.

*United States*
Our Everett facility in Washington state partnered with the cities of Everett and Marysville, and the Port of Everett to implement the Port Gardner Outfall program and tackle a key Sustainability issue – water. This $50 million water quality improvement program was designed to reduce or eliminate major municipal water discharges to the Snohomish River, and the Everett facility's discharge to the inner harbor. The Snohomish River watershed is one of the largest watersheds in the Puget Sound region and the source of 20 percent of Puget Sound's fresh water supply.



In 2005, Kimberly-Clark engaged with the Natural Resources Defense Council, Greenpeace and World Wildlife Fund for Nature. In 2006, we will revise our forestry policies and enhance transparency to address some of their concerns. As a first step, Kimberly-Clark published our sustainable forestry practices on the corporate Web site. A discussion of these forestry policies and practices can be found at: www.kimberlyclark.com/aboutus/finalreforestOct05.pdf.

*Memberships*

To engage with stakeholders and keep abreast of emerging Sustainability issues and trends, we participate in a number of organizations, including the following:

**Global**

- Conference Board Inc.
- International Safety and Health Forum
- International Safety Equipment Association
- International Standards Organization
- ORC (Organization Resources Counselors Inc.)
- Society of Consumer Affairs Professionals
- World Business Council for Sustainable Development

**Asia/Pacific**

- Association of Southeast Asian Nations
- Australian Business Limited
- Australian Food and Grocery Council
- Australian Plantation Products and Paper Industry Council
- The Centre for Corporate Public Affairs
- Global Harmonization Task Force
- Packaging Council of Australia
- Standards Australia

**Europe**

- American Chamber of Commerce to the European Union (AMCHAM EU)
- Belgium Association for Medical Devices (UNAMEC)
- Cosmetic, Toiletry & Perfumery Association (CTPA – UK)
- European Committee for Standardization (CEN)
- EDANA (European Disposables and Nonwovens Association)
- European Trade Association for Medical Devices and Medical Technologies (EUCOMED)
- European Tissue Symposium (ETS)
- French Association for Absorbent Hygiene Products (Group Hygiene)
- The German Cosmetic, Toiletry, Perfumery and Detergent Association (IKW)
- Spanish Trade Association for Cosmetics (STANPA – SPAIN)
- U.K. Absorbent Hygiene Products Manufacturers Association (AHPMA)

**North America**

- American Association of Textile Chemists & Colorists
- American Association of Ambulatory Surgery Centers
- American Chemical Society
- American Filtration Society
- American Forest and Paper Association Inc.
- American Industrial Hygiene Association
- American Management Association
- American Society for Industrial Security
- American Society of Safety Engineers
- Association for Advancement of Medical Instrumentation
- Association of Corporate Council
- ASTM International Standards Worldwide
- Automotive Aftermarket Industry Association
- Building Owners and Managers Association
- Canadian General Standards Board
- Catalyst
- CIES – The Food Business Forum
- Consumer Specialty Products Association
- Corporate Executive Board
- Corporate Leadership Council
- Cosmetic, Toiletry and Fragrance Association
- Council of Better Business Bureau
- Council on Employee Benefits
- Council on State Taxation
- Equal Employment Advisory Council
- The ERISA Industry Committee Employee Retirement Security Act
- Executive Development Association
- Executive Leadership Council
- Georgia Hispanic Chamber of Commerce
- Grocery Manufacturers of America
- Healthcare Research and Development Institute
- Health Industry Business Communications Council
- Health Industry Distributor Association
- Hispanic Association on Corporate Responsibility
- Institute of Environmental Sciences & Technology
- Institute of Polyacrylate Absorbents
- INDA (International Nonwovens & Disposables Association)
- Industrial Supply Association
- Institute of Healthcare Executives and Suppliers LLC
- International Sanitary Supply Association
- Nanotechnology Occupational Safety and Health Consortium
- National Air Filtration Association
- National Alliance for Caregiving
- National Association of Chain Drug Stores
- National Fire Protection Association
- National Health Council
- National Institute for Occupational Safety and Health
- National Minority Supplier Development Council
- National Safety Council (Founding Member)
- Office Products International
- Organization Design Forum
- Personal Absorbent Products Council
- Promotion Marketing Association of America
- RAPS (Regulatory Affairs Professionals Society)
- Risk and Insurance Management Society Incorporated
- Society of Hispanic Professional Engineers
- Society for Human Resource Management
- Society for Women's Health Research
- Sterile Barrier Association
- TAPPI
- U.S. Chamber of Commerce
- U.S. Green Building Council
- Visiting Nurses Association

# Economic Performance

"Rooted in our long-standing commitment to fiscal responsibility and ethical conduct, Kimberly-Clark's Global Business Plan is designed to drive sustainable earnings growth and solid returns to shareholders. Our global team is focused on investing in the best growth opportunities around the world, improving our brands, reducing our cost structure and further enhancing our competitive position as a global health and hygiene leader. But to achieve our business goals, we have to understand the delicate balance between economic opportunity and sustainable development and act accordingly to promote their co-existence."


SURTIDORA
HUGGIES
welcome!
HAPPY BABY



Mark A. Buthman,
Senior Vice President and
Chief Financial Officer

# In 2005,

our Sustainability efforts achieved solid business results. These efforts included developing products and materials with enhanced environmental or social value; growing business in developing and emerging markets; and establishing partnerships with environmental and social organizations that further business and societal goals.

Kimberly-Clark ranked No. 1 among personal care companies in the 2006 Dow Jones Sustainability World Index, which comprises the top 10 percent of the 2,500 largest companies worldwide. Selection is based on economic, social and environmental criteria. Kimberly-Clark continued to be represented on other socially responsible investment indexes, including the FTSE4Good™ Global Index, FTSE4Good™ U.S. Index, the U.S.-based Calvert Social Index®, Innovest's Community Investing Index, KLD's Domini 400 Social Index℠, KLD Large Cap Social Index and KLD Broad Market Social Index.

*In This Section ...*



During 2005, Kimberly-Clark delivered financial results in line with our commitments to shareholders, despite significant inflationary pressures. Revenues rose 5 percent, paced by a 3 percent increase in sales volumes. On the bottom line, earnings per share before unusual items advanced 6 percent. We generated gross cost savings of nearly $210 million in 2005, above our original objective to save at least $150 million. Importantly, we achieved a 70 basis point increase in return on invested capital (ROIC), which is a key focus of our long-term strategic plan. We also returned 2.3 billion to shareholders in the form of dividends – which rose at a double-digit rate for the third consecutive year – and through share repurchases totaling $1.5 million.

During 2005, Kimberly-Clark maintained strong positions in our various markets, holding the No. 1 or No. 2 position globally in more than 80 countries.

As a global company with considerable buying power, we also strive to positively influence the behavior of our suppliers, and the performance of third-party manufacturers.

**2005 Revenues by Geography**



North America: 57%
Europe: 19%
Asia, Latin America & Other: 24%


**2005 Revenues by Business Segment**



Health Care: 8%
Personal Care: 40%
Kimberly-Clark Professional & Other: 16%
Consumer Tissue: 36%


**Net Sales (Billions)**



$14.0
$15.1
$15.9
'03
'04
'05


**Three-Year Annualized Total Shareholder Returns**



14.0%
8.0%
11.0%
S&P 500
S&P Consumer Staples Index
Kimberly-Clark


Unless otherwise specified, this section provides an account of 2005 economic performance for Kimberly-Clark's worldwide consolidated operations.

## Developing and Emerging Markets

In 2005, Kimberly-Clark sales in developing and emerging (D&E) markets totaled $4 billion. Kimberly-Clark's D&E strategy is designed to enable our four global business segments to effectively reach markets in Asia, Latin America, the Middle East, Africa and Eastern Europe. We have prioritized resources toward six key countries – Brazil, Russia, India, China, Indonesia and Turkey (BRICIT) – where per capita income is rising and our product categories are expected to grow at double-digit rates. In fact, Kimberly-Clark's sales in these countries, where market growth is twice that of D&E geographies overall, were up 30 percent in 2005.

Representing nearly half of the world's population, these countries are experiencing rapid urbanization and an emerging middle class. In many, our global brands will be building on an established foundation. For example, the Huggies brand is already the No. 1 diaper brand in Russia, with a 40 percent market share. In major Indian cities, such as Bombay and Delhi, the Huggies brand holds a more than 65 percent market share, as well as a 22 percent market share in Beijing, China, and 15 percent in Shanghai, China. In Israel, Kimberly-Clark achieved the No. 1 share position in the feminine care market through premium Kotex and value Lily brands, with a 40 percent market share.

Our multi-tiered product strategy is designed to build brand loyalty in what we believe are high-potential markets. It also holds promise for stimulating job growth and generating revenues for governments and growing communities. Specifically, in Ho Chi Minh City, Vietnam, we constructed a manufacturing facility, creating approximately 850 local jobs in 2005. In the execution of our D&E markets strategy, more than 99 percent of people employed are local nationals. On average, we purchase 70 percent of materials and finishing supplies from local suppliers; and, of this total, approximately 50 percent is purchased from suppliers with whom we have developed partnerships and exchanged best practices.

In developing and emerging markets, Kimberly-Clark manufactures products based upon our global quality, environmental and safety standards. Through customer and consumer panel and use tests, and other stakeholder insights, we determine the products and attributes consumers require and adapt our products accordingly. For example, in many countries, bathroom tissue serves as an all-purpose wiper. For these markets, we incorporate more wet strength to enhance product absorbency and multi-purpose use. In our Latin American markets, we identified a need for a high-performance paper towel that delivers exceptional value. Leveraging the same proprietary Hydroknit material developed for Kimberly-Clark Professional's WypAll wipers, we successfully introduced Scott Duramax towels in more than a dozen Latin American countries in 2005. This premium-priced product represents a great value because it can be reused several times.

As our D&E markets strategy evolves, our goal is to create major business value for our company, and contribute to economic growth and improved social welfare in developing countries.

## Investor Communication

To enhance shareholder awareness of the company's top- and bottom-line growth opportunities, strategies and capability to deliver improved shareholder returns, Kimberly-Clark maintained our targeted and proactive investor outreach program in 2005. Throughout the year, the chairman and chief executive officer, chief financial officer or other senior management leaders participated in approximately 170 meetings with institutional investors. Our company participated in three key U.S. consumer products conferences: the Consumer Analyst Group of New York, S.C. Bernstein and Prudential. We also continued to communicate with shareholders through our annual report and IR Quarterly, Kimberly-Clark's online investor newsletter.

## Innovation Management and R&D Expenditures

Innovation Management is Kimberly-Clark's disciplined approach to streamlining innovation by developing total solutions through customer, shopper and user insights. We also engage other external resources, such as suppliers, research firms, universities and various companies to partner with us in developing new technologies and materials. As part of Innovation Management, Sustainability considerations are increasingly integrated throughout the product development process.

In 2005, our consolidated research and development (R&D) expenses totaled $319.5 million, up from $279.7 million in 2004. These funds were directed toward new or improved personal care, tissue and health care products and nonwoven materials. By 2009, we anticipate our R&D spending to rise to more than $400 million. In 2005, we were granted 262 U.S. patents: three were design patents, and 259 were utility patents, of which 10 were related to environmentally beneficial materials, including compostable, flushable and biodegradable products and technologies.

**Research and Development Expenditures (Millions)**



$279.1
$279.7
$319.5
'03
'04
'05

## 2005 Product and Packaging Innovations

In 2005, our company established the Enterprise Growth Incubator to explore new business ideas. Projects will be managed through the Innovation Management Framework. Additionally, we established the new Kimberly-Clark Venture Board, which includes both internal and external representation, and will help prioritize and recommend funding for growth opportunities, including those which improve our Sustainability performance.

In 2005, a number of new and improved products resulted from integrating Sustainability considerations with customer, shopper and user insights, including the following:

- **Scott Extra Soft bathroom tissue:** This longer-lasting consumer tissue offers 600 sheets per roll with the same roll diameter as the 400-count roll, reducing packaging and transportation costs.
- **Cottonelle Triple Roll bathroom tissue:** This longer-lasting consumer tissue results in improved shipping, packaging and distribution efficiencies because of the increase in sheets per roll.
- **Kleenex Big Box facial tissue:** Developing a larger carton to hold Kleenex tissues resulted in a 2 million pound reduction of cellulose-based packaging. It also generated transportation efficiencies, reducing fuel use and transportation-related emissions.
- **Shmurat Teva tissue:** Our Israeli manufacturing facilities produce towels and tissue that are made from 100 percent recycled wastepaper and contain no dye. These products are certified by the SII Standard Institution of Israel.

*Source-Reduced, More Sustainable Products*
Proprietary manufacturing technologies help drive our ability to create source-reduced products. Kimberly-Clark's proprietary uncreped through-air dried (UCTAD) tissue-making technology, for example, reduces the amount of fiber in our products by up to 15 percent, while improving overall strength, softness and absorbency.

Kimberly-Clark has conducted – and continues to conduct – extensive research on various fiber types. The physical properties of recycled fiber differ from virgin fibers. Consumer preferences for such attributes as softness and absorbency vary by geography, and influence the amount of recycled fiber content in the tissue products we manufacture for these regions.

We work to reduce the need for virgin fiber by manufacturing some recycled-content products. Kimberly-Clark tissue products, such as Scott Coreless bathroom tissue produced by our Kimberly-Clark Professional (KCP) business, are made from 45 percent post-consumer recycled fiber; and some paper towel brands, such as KCP's Scott Tradition brown towels, contain a minimum 60 percent post-consumer recycled fiber.

In North America, Kimberly-Clark manufactures a full line of tissue products sold to the away-from-home markets that meet the post-consumer waste and total recovered fiber content requirements of the U.S. Environmental Protection Agency's Paper Products Recovered Materials Advisory Notice and Canada's Environmental Choice Program.

*Diaper Sustainability Review, Europe*
As part of our Sustainability commitment, Kimberly-Clark helped support life-cycle assessment* (LCA) studies in Europe related to disposable products, such as diapers and incontinence management products. In 2001, the U.K. Environment Agency commissioned a diaper LCA to determine the environmental impacts of cloth vs. disposable diapers. Board representatives for the project included governmental and nongovernmental organizations, trade associations and industry, including Kimberly-Clark. Conducted by an independent consultancy, the study, launched in 2005, found that disposable diapers have no greater environmental impact than cloth diapers, and that neither diaper system could claim overall environmental superiority. To read the report, please visit www.environmentagency.gov.uk/commondata/acrobat/nappies_1072099.pdf.

In 2006, we will continue to provide input to the U.K. Department for Environment, Food and Rural Affairs to help support its efforts to update the study.

Kimberly-Clark also supported LCA efforts through our membership in the Absorbent Hygiene Products Manufacturers Association (AHPMA), which represents the interests of U.K. manufacturers of disposable diapers, and feminine and adult care products. Our company sponsors the Association for the Sustainable Use and Recovery of Resources in Europe (ASSURE) project through membership in EDANA, the international association serving the nonwovens and related industries. We also contributed inputs to EDANA's Diaper Sustainability Review published in August 2005, which details the industry's proactive approach to diaper sustainability in Europe and which can be found at www.edana.org/documents_sections/edana_news/news/Sustainability%20Report%20baby%20diapers%20and%20incontinence%20products.pdf.


Depend
Viva
Cottonelle
Huggies
Scott
Pull-Ups

* Life cycle assessment is a tool to assess the potential environmental impacts of a product at all stages in its life cycle – from extraction of resources, through production and use of the product, to reuse, recycling or final disposal.

## Supplier Partnerships and Compliance

In general, our purchase order terms and conditions require suppliers to produce goods in compliance with all applicable laws, standards or codes, including where appropriate, the U.S. Fair Labor Standards Act. In addition to these requirements, contractors or suppliers performing work at Kimberly-Clark facilities must also comply with rules and procedures established by these facilities.

Kimberly-Clark's sourcing decisions will vary depending on business needs, potential competitive advantages and underlying business risks. The factors we consider in selecting suppliers include the ability of a supplier to:

- Provide technology that can be the basis for innovations in our products and processes, or that offers unique protective features.
- Provide adequate capacity and flexibility to satisfy the range of defined needs without interruption or dependency on Kimberly-Clark for long-term contracts or capital commitments.
- Continuously minimize conformance variability.
- Provide the best value.
- Be a trusted partner in helping us produce products that are market leaders in quality and value.
- Provide diversity to our supplier base, so that it more closely matches our consumer base.

*Kimberly-Clark Joins SmartWay℠ Transport Partnership*
Kimberly-Clark joined the U.S. Environmental Protection Agency's (U.S. EPA) SmartWay Transport Partnership, which is a voluntary/collaborative program between the U.S. EPA and the freight industry to improve the environmental performance of the U.S. freight delivery system. The goal of the program is to collectively save between 3.3 and 6.6 billion gallons of fuel per year, reducing carbon dioxide ($CO_2$) and nitrogen oxide (NOx) emissions. In 2006 Kimberly-Clark will perform an environmental assessment of our North American freight operations and commit to improving our performance within three years.

*Supplier Diversity, United States*
Kimberly-Clark wants to be recognized as a diversity leader and reap the competitive advantage that accompanies a diverse supplier base. Our formal Supplier Diversity program is designed to meet corporate supplier diversity goals, as well as our obligation to report diversity spending to the U.S. government.

To further these goals, our company actively solicits minority and women-owned businesses* and provides them with opportunities to furnish us with a variety of products and services, including direct mail, marketing and environmental engineering. Our company works with the National Minority Supplier Development Council to locate qualified suppliers and support the Council's mission. In 2005, we expanded our procurement system that facilitates bid comparisons, allowing commodity managers to include more suppliers in the overall bidding process. We also challenged buyers to find suppliers that meet our diversity goals and to explore ways to increase business with them.

In 2005, we made solid progress toward our supplier diversity goals, with a 75 percent increase in spending with minority suppliers over spending in 2004, and a 2 percent increase in spending with women-owned businesses. Much of this success can be attributed to repeat business, a trend that is directly related to the overall quality of work. Kimberly-Clark is committed to attracting and retaining the highest quality diverse suppliers available to produce our world-class brands.

**Diversifying Kimberly-Clark's U.S. Pension Fund Managers**
In 2000, our company established the Emerging Managers Program to research emerging women- or minority-owned financial and fund management companies. The program identified small firms with the potential to grow to meet our fund manager selection criteria. At that time, we invested approximately 8 percent of our $3 billion dollar pension fund for U.S. employees with these firms. By December 31, 2005, 6 percent or $190 million of Kimberly-Clark's pension fund for U.S. employees was managed by firms predominately owned by women and minorities. This temporary reduction in firms was due to performance issues; we have plans to, at a minimum, double this percentage by mid-2006.

**Supplier Diversity Program Total Spending**
**(Millions)**



Minority Suppliers
Women-Owned Businesses
$157.7
$52.3
$138.0
$43.0
$141.0
$76.0
'03
'04
'05


* Within the United States, the legal definition of a minority-owned business is a business owner who certifies she or he is a U.S. citizen and member of one of the following named groups: African American, Hispanic American, Native American, Asian Pacific American and Asian Indian American. A certifying minority business owner must own 51 percent of the business, and be active in the day-to-day operations of the business. The legal definition of a women-owned business is a business, regardless of size that is located in the United States or its territories, which is owned, operated and controlled by women who are U.S. citizens. Ownership means the business is at least 51 percent owned by women, or in the case of a publicly owned business, at least 51 percent of the stock is owned by one or more women. Additionally, women or women owners must control the management and daily business operations.

## Sustainability and Customer Management

As a customer-driven business, Kimberly-Clark ranks customer satisfaction among our top corporate imperatives. To strengthen customer support in key markets, we combined our customer development functions into a single U.S/European organization in 2005. This unified team will help us identify and quickly act on customer and shopper insights to drive sales and profitability for both our company and retail customers in Europe and North America.

In 2005, Kimberly-Clark met with many customers to discuss our commitment to Sustainability, as well as product lines that can help support their Sustainability goals. For example, during the reporting period, Wal-Mart unveiled its ambitious Sustainability commitment. As part of this commitment, the retail giant will be engaging suppliers to help meet its environmental Sustainability objectives, including sustainably sourced and source-reduced product and packaging innovation. As an active member of Wal-Mart's Paper and Wood Products Sustainable Value working group, we are striving to respond to Wal-Mart's needs.

In 2005, our customer service received the following recognition:

Europe

- Carrefour Spain, our largest Spanish customer, presented Kimberly-Clark with an award for the **best logistics service**, leadership in the implementation of a cross-docking project and for delivering a leading service level of 99.6 percent.
- The logistics industry awarded Kimberly-Clark Holland and Unilever HPC the **Logimatch Award 2005** for the successful completion of the Manufacturing Consolidation Center, a joint distribution center for Kimberly-Clark and Unilever products.
- U.K-based Key Lekkerland awarded Kimberly-Clark the **Best in Class Grocery Supplier of the Year Award**, based on customer service, supply chain, new product development and business performance.
- The U.K. supermarket chain Somerfield Group awarded our company the **Non-Food Supplier of the Year Award** for service excellence.

United States

- SAM'S CLUB recognized Kimberly-Clark as **Co-Managed Supplier of the Year** and **Co-Managed Supplier of the Quarter for Q1 and Q3 for Dry Grocery.**
- Target presented Kimberly-Clark with its **Vendor Partner Award** for extraordinary performance and dedication to the Target brand.
- Wal-Mart awarded Kimberly-Clark's Family Care business **Supplier of the Quarter for Q1 in the Paper and Chemicals Segment.**
- Wal-Mart International awarded our company with the **Most Improved Supplier of the Year.**

### *Pioneering Radio Frequency Identification Technology*

Kimberly-Clark focuses on continually improving supply-chain efficiency by investing in leading-edge technology. For example, we were among the pioneer manufacturers to adopt and test radio frequency identification technology (RFID) pilot projects with five large global retailers. RFID will enable us to be more responsive to customer needs, enhance supply-chain applications and reduce supply-chain costs through improved efficiencies. Currently, the technology uses radio-enabled tags to send wireless signals to specialized readers placed at strategic locations throughout the supply chain. The data provide instant automatic information on products, locations, times and transactions, and help ensure our company delivers the right product at the right time. The potential of this technology is also growing. In 2005, RFID was examined to promote consumer safety by helping to identify expired products.

Kimberly-Clark's RFID laboratory was one of just two North American research facilities to earn the first Global Performance Test Center Accreditation Marks by EPCglobal Inc., the nonprofit organization charged with driving the commercial adoption of RFID. In summer 2005, we began to formally test the Generation 2 RFID hardware. In addition, we received the **RFID Early Adopter Award** from Consumer Goods Technology magazine at its Fall 2005 Conference in Lake Buena Vista, Florida, United States. The award, presented for the first time this year, recognizes the consumer goods company that has most successfully implemented RFID technology.

## Kimberly-Clark Professional Helps Customers Maximize Points in the LEED®-EB Program, United States

To facilitate relationships with organizational and building owner customers in 2005, Kimberly-Clark Professional (KCP) became a member of the U.S. Green Building Council (USGBC), the leading U.S. nonprofit coalition advancing buildings that are environmentally responsible, profitable and healthy places to live and work.

The partnership primarily supports the USGBC's effort to advance the Leadership in Energy and Environmental Design program for Existing Buildings (LEED-EB) – a program that

**Source Reduction**
**(Pounds)**


1,607
Kleenex C-Fold Towel
960
Scottfold Towel
3,839
Scott Standard Tissue
1,744
Scott Coreless Tissue

ScottFold Towel: 40.2 percent reduction in packaging waste.

Coreless Tissue: 54.6 percent reduction in packaging waste.

(Numbers are based on the utilization of 1,000 cases per year.)

These charts demonstrate how KCP products reduce paper waste and help customers reduce the associated disposal and maintenance costs.

promotes sustainable operations practices in existing buildings. KCP will support the USGBC by sponsoring seminars throughout the United States in support of the LEED-EB efforts, and participating in the USGBC's annual Greenbuild International Conference and Expo.

KCP will also complement the goals of the LEED-EB program through its expertise and comprehensive product line. Through an innovative proprietary tissue-making asset, KCP has engineered coreless tissue that can dramatically reduce the amount of waste generated by conventional tissue systems. For example, a building owner utilizing 1,000 cases per year of standard bathroom tissue can eliminate more than 2,000 pounds (one short ton) of waste from the building operation by conversion to KCP Coreless tissue. Coreless tissue can help building owners achieve maximum points toward LEED-EB baseline certification.



## Consumer Services

Kimberly-Clark greatly values our consumers and encourages interaction regarding Sustainability-related issues through our corporate and brand Web sites, and by providing a toll-free telephone number, Web site and mailing address on most product packaging. We train our Consumer Services representatives to respond knowledgeably to consumer inquiries, suggestions and complaints about our products and company. They also assist business segments in gauging consumer reactions to new products. The organization documents feedback in a standardized manner and shares it with the appropriate functions. This keen attention to consumer insights enables us to quickly identify new issues, as well as emerging trends, and innovate or modify products and processes accordingly.

The Consumer Services organization serves a number of countries and regions, including Australia, Canada, Europe, Mexico, South Africa and the United States, and offers services in several languages. The European Consumer Services team currently covers Spain, France, the United Kingdom, Ireland, Portugal, Denmark, Norway, Belgium, Germany, Austria, Sweden, Switzerland and the Netherlands. Other European countries are supported with country-specific Consumer Services teams. The North American Consumer Services team shares best practices with colleagues in developing and emerging markets with respect to departmental operations, policies and procedures, common practices and technology.

## Social Investment

Kimberly-Clark is committed to making contributions to qualified charitable, educational and other similar organizations aligned with our focus on strengthening the health, hygiene and well-being of the world's families. In 2005, our global organization and employees contributed approximately $28 million in corporate donations to charitable organizations, and donated more than $2.5 million worth of product, primarily for disaster relief to victims of the South Asian Tsunami, and Hurricanes Katrina and Rita in the United States.

Kimberly-Clark's U.S. Charitable Donations Policy (see Appendix) was adopted in 1968. Historically, we have tracked only contributions from our U.S. operations. Our new accounting procedure captures charitable contributions of both cash and product made by Kimberly-Clark operations outside of the United States.

**2005 Regional Charitable Contributions**

| | Cash | Product | Total |
|---|---|---|---|
| North America (Canada and United States) | $21,140,000 | $2,237,039 | $23,377,039 |
| Europe | $120,721 | $18,891 | $139,612 |
| Developing and Emerging Markets | $1,632,000 | $301,000 | $1,933,000 |

## Partnerships Promoting Profitability, Environmental and Social Benefit

***Brazil***

**Intimus Brand's Educational Campaign for Young Women**
In partnership with Kellogg's, Gillette and Blausigel, Kimberly-Clark Brazil's Intimus brand marketing team set out on a pioneering effort to help provide teenage girls with accurate information about coming of age. Initiated in 2004 through schools, the campaign reached 70,000 teenage girls from ages 9 to 15 in 2005. Teens were provided with an educational booklet and product samples, including Intimus brand feminine teen products.

***United Kingdom***

**The "Wipe it Out" Campaign**
Methicillin Resistant Staphylococcus Aureas (MRSA) – one of the most virulent hospital acquired infections – kills approximately 5,000 people in the United Kingdom every year.* To help stamp out this organism, Kimberly-Clark Professional and Kimberly-Clark Health Care joined forces with the Royal College of Nursing to launch "Wipe It Out." The campaign was directed at educating the Royal College of Nursing's 380,000 members, and other health care workers about how to protect themselves and their patients with proactive hygiene tactics. It included the distribution of

* National Audit Office of the United Kingdom, 2000.

educational "Life-Saving Packs," detailing how patients, visitors and health care workers could prevent the spread of MRSA within U.K. hospitals. Campaign organizers also distributed parliamentary lobbying packs to promote the recommendations as minimum standards, and developed a Web site www.rcn.org.uk/mrsa that offers practical advice for preventing MRSA infection.

*United States*

**Health. Home. Hope.**

In late 2005, Kimberly-Clark partnered with other leading consumer packaged goods manufacturers, singer Melissa Etheridge, and the major U.S. grocery store chain Safeway Inc., to implement a "Health. Home. Hope." themed fund-raising campaign for breast cancer research. Through consumer advertising and Etheridge's participation, the campaign promoted participating manufacturers' products and the cause. During the campaign, for every $30 of select products purchased, vendors donated $5 to the Safeway Foundation to support breast cancer research and awareness. In 2005, the effort raised $250,000.

**www.Huggiesbabynetwork.com**

In developing total solutions for our shoppers and users, Kimberly-Clark looks for opportunities to provide informational resources that are truly helpful to families. The launch of the Huggies Baby Network at www.Huggiesbabynetwork.com in 2005 was such an effort. This centralized resource – developed using input from consumers and experts – provides pregnant women, and mothers of babies and toddlers with immediate access to relevant and useful information.


HAPPY BABY
Activity Playhouse
search for activities!

**Depend Connections and Depend Caring Connections**

Through monthly e-mail newsletters and Depend Connections and Depend Caring Connections Web sites, the Depend brand provides consumers with current information, tips and tools for managing incontinence and senior health. While Depend Connections is designed for those managing their own condition, Depend Caring Connections addresses caregiver needs. These programs leverage the combined expertise of the Depend brand and writers of the Web site www.GrandparentsToday.com (published by iParenting Media), to develop exclusive content for the site. Visitors can connect with others experiencing similar issues, ask doctors and other professionals questions, and access the latest incontinence research.


Depend connections
Staying Social with Incontinence

***Madre y Mujer* (Mother and Woman)**

In 2005, Kimberly-Clark expanded our Hispanic marketing program, *Madre y Mujer*, for our Hispanic consumers. In addition to developing relevant marketing messaging for this important U.S. consumer segment, the marketing team published a series of informational booklets with helpful advice on the challenges of motherhood and maintaining healthy spousal relationships. Aligned with our corporate goal of strengthening families, Kimberly-Clark also sponsored a daily radio talk program by Dr. Isabel, a popular social psychologist who provides valued family-related advice that resonates with men and women of Hispanic heritage.


¿Quieres cenar con la Dra. Isabel?
Dra. Isabel

## Responsible Marketing

More than ever, we are using customer, shopper and user insights to develop innovative total solutions that meet consumer needs. Kimberly-Clark follows strict guidelines to promote a positive interaction between consumers and our products. We follow the U.S.-based Council for Marketing and Opinion Research's Respondent Bill of Rights to help ensure participants' privacy is respected and confidentiality maintained. In Europe, we comply with legislation adopted in European Union member states under the European Data Protection Directive. Before we ask consumers to test new products, we complete all safety testing of the product prototypes, and fully instruct the consumer tester on the product's use.

In 2005, Kimberly-Clark's Marketing Research Global Process (MRGP) Council endorsed the Council of American Survey Research Organization's® (CASRO) Bill of Rights and Code of Standards and Ethics for Survey Research throughout our global organization. The CASRO Code sets forth rules of ethical conduct for survey research organizations, and further protects survey respondents' rights, including confidentiality and privacy.

Our focus on insights continues to lead to improved product performance, and packaging and aesthetics, as well. We design our packages to meet all legal requirements for conveying critical consumer information. When promoting our products, we pay close attention to delivering honest, value-based compelling reasons to purchase our brands, and place advertising during programming that is consistent with our values.

# Environmental Stewardship and Safety Performance



"The success of the Global Business Plan depends in large part on how well we cost-effectively manage the environmental impacts of our business and promote Sustainability in the materials we use and products we develop. In 2005, we made significant progress against our Vision 2005 environmental improvement targets, making Kimberly-Clark a cleaner, safer and more efficient global company. Our success is also contingent upon how well we ensure the safety of those who work for our company, live in our neighboring communities and use our products. We will continue to drive improvement in these areas as we begin Vision 2010, the third phase of our improvement program, and strive to achieve an injury-free workplace."



Kenneth A. Strassner,
Vice President – Global Environment, Safety, Regulatory and Scientific Affairs

# Sustainable development issues

touch our business in a number of important ways. We believe that to deliver on our Global Business Plan, we must not only better understand these global Sustainability issues, but also ensure that our companywide environmental polices, approaches and performance targets provide a proactive response. The pursuit of more sustainable resource use supports our company's focus on reducing costs and driving efficiencies.

Kimberly-Clark sets aggressive goals for our production facilities in key areas of environmental Sustainability. During the reporting period, we concluded our Vision 2005 program, the second in a series of five-year performance improvement goals in the areas of environmental management systems, water use reduction, energy efficiency, and packaging and waste reduction. Our pursuit of Vision 2005 goals reduced our costs approximately $150 million on an annual basis compared with 2000.

We have established even more ambitious goals in our Vision 2010 program and will communicate them in 2006.

Our safety programs also continued to evolve in 2005, with a redoubling of senior management leadership and commitment to reaching our goal of an injury- and illness-free workplace – a goal a number of our facilities have accomplished for many consecutive years, and one we believe is achievable companywide. In the area of consumer safety, we continued to enhance Product Safety Review protocols and pursue our quest to promote alternatives to animal testing.

***In This Section ...***



At the company's most senior levels, Kimberly-Clark's corporate Sustainability Steering Committee oversees our Sustainability commitment. This Committee includes Kimberly-Clark's chairman and CEO, group presidents from each of the global business units and other senior leaders. The Committee reviews and endorses corporate Sustainability-related strategy, authorizes major initiatives within these disciplines, and updates the board of directors on key trends and issues. The Environmental Sustainability Committee, a team of senior business leaders, was convened in 2005 to begin developing our Sustainability-related product strategy.

The Global Environment, Safety, Regulatory and Scientific Affairs (GESRSA) department combines Environment, Energy, Employee Safety, Quality, Regulatory Affairs, Product Safety and Clinical Affairs functions under a senior executive. This comprehensive organization helps ensure Sustainability considerations are factored into key business areas, such as facility management, and product and process innovation. The group's vice president reports to the senior vice president and chief innovation officer, who reports directly to the chairman and CEO.

Unless otherwise specified, all metrics for our environmental and safety information include measures from our worldwide enterprise operations (consolidated operations and equity companies). To provide an additional level of detail, some charts separate out the equity company Kimberly-Clark de Mexico. All 2000, 2003 and 2004 data include the Neenah Paper Inc. facilities, which Kimberly-Clark divested at the end of 2004. Our 2005 data reflect actual efficiency gains, as well as the removal of data associated with Neenah Paper Inc.

## Environmental Policy and Organization

In 1990, Kimberly-Clark established our overarching Fundamental Policy on Environmental Protection and Concern (see Appendix) to instill a positive environmental ethic and a structured approach to environmental compliance and performance management. This policy applies to all of our wholly owned operations and equity facilities, including joint ventures.

Within our GESRSA department, Kimberly-Clark's corporate Environment and Energy group develops and oversees corporate environmental policy and programs for operations worldwide.

Regional environmental staff in Europe, Asia, Australia, South and Central America, and Mexico coordinate our environmental efforts globally. Each facility is equipped with an environmental coordinator who provides the facility team with environmental expertise. To assist facilities with compliance-related responsibilities and provide routine assistance and guidance, the Environment and Energy group assigns each facility an environmental regional manager (see Compliance section).

Kimberly-Clark has assembled teams to manage issues of key environmental importance, such as forestry and carbon emissions. Our Environment Action Team, a group of senior corporate and business leaders, continuously reviews and strengthens our sustainable forestry policies and practices. The European Union Emissions Trading Scheme (E.U. ETS) Management Committee follows developments in the E.U. ETS and helps ensure compliance.

From a technical perspective, Kimberly-Clark's Environmentally Sustainable Technologies (EST) group is charged with delivering environmental intelligence to our business segments globally and collaborating with business units in the design of biodegradable and sustainable products, technologies and materials. For example, in 2005, the EST group collaborated with the Global Nonwovens business group in the areas of resin and materials development to create new products, and improve the Sustainability performance of existing products and services. The EST group also partners with suppliers and new vendors, and is the driving force behind many of the environmental patents we received in 2005, which included compostable, flushable and biodegradable products and technologies.

*Employee Training and Communications*

Employee training and communications continued to be a priority in 2005. To keep our environmental and safety professionals up to date on trends, best practices and corporate programs, we utilized Web-based resources. Our company also hosted a number of internal training events, covering a variety of environmental, energy and safety management topics, for employees throughout our worldwide locations, including Antwerp, Belgium; Bogotá, Colombia; Belen, Costa Rica; Litovel, Czech Republic; Calatayud, Spain; and Roswell, Georgia, and Everett, Washington, United States.

Employees also benefitted from utilizing the Web-based www.Greenbiz.com, supported by the U.S.-based National Environmental Education and Training Foundation (NEETF), a nonprofit organization whose mission includes advancing environmental education within businesses that are striving to improve performance. In 2005, our company contributed $10,000 to NEETF.

GreenBiz.com

*Quality, Environmental and Safety Management Systems*

Kimberly-Clark administers formal quality, environmental and safety management systems as a critical part of the Sustainability framework. These systems help our company measure progress and challenges globally, as well as support a disciplined product development approach that integrates Sustainability considerations at the front-end planning stages.

## Compliance

Established formally in 1991, Kimberly-Clark's Compliance Policy (see Appendix) makes the maintenance of environmental assessment measures and control procedures in product and process design and ongoing operations a business imperative. Facilities must comply with all laws and permit requirements of the countries in which they are located, as well as corporate environmental policies and standards. In many countries, our corporate environmental standards are more stringent than the applicable legal requirements.

To minimize risk and help ensure facilities are in compliance, the Environment and Energy group oversees the Corporate Environmental Inspection (CEI) program. Environmental regional managers in cooperation with facility personnel administer this internal audit program worldwide. CEIs provide an objective method for assessing and reporting facilities' compliance status and use of generally accepted environmental practices. They also help determine the most cost-effective approach to correcting deficiencies and documenting due diligence for meeting environmental requirements.

CEIs encompass all environmental aspects of a facility's operation. Regional managers review such aspects as storm water and wastewater discharges, air emissions, solid and hazardous waste management, oil and chemical management, emergency planning and response, special pollutants, such as polychlorinated biphenyls, and any other environmental media deemed appropriate.

The frequency with which we conduct CEIs depends upon the environmental complexities associated with particular operations. Tissue, pulp and other environmentally complex facilities are inspected every year. Our Nonwovens, Personal Care and Health Care facilities, which typically have fewer environmental concerns, are inspected every other year. In 2005, the environmental regional managers conducted inspections at 101 facilities in 33 countries: 31 in North America, 25 in Europe, 25 in Asia, 16 in Latin America and four in the Middle East and Africa.

**Fullerton Facility Installs Low NOx Burner, California, United States**

In late 2005, the Fullerton facility replaced a 30-year old Tissue Machine hood burner with a new Low Nitrogen Oxide (NOx) burner and made other improvements to ensure compliance with Best Available Control Technology (BACT) for NOx emissions, as well as improve energy efficiency and air quality. The project is anticipated to reduce annual NOx emissions by 5.77 metric tons and fuel use by 17,290 mBtu, and generate an annual savings of $177,568 due to fuel efficiency and increased production speed.

*Compliance Performance*

In 2005, Kimberly-Clark received a total of 10 environmental enforcement actions (EAs) from government agencies, three of these resulted in fines totaling $7,750. In each instance, measures were promptly taken to remedy the noncompliance. An enforcement action is a noncompliance incident for which a governmental agency issued a notice of noncompliance and, in some cases, a fine. A list of anticipated compliance costs can be found in our Form 10-K, available on our corporate Web site.

| Enforcement Actions and Fines | 2003 | 2004 | 2005 |
|---|---|---|---|
| Enforcement Actions | 12 | 3 | 10 |
| Fines | $22,480 | $8,000 | $7,750 |

*2005 Global Environmental Enforcement Actions*

Enforcement actions with fines were recorded at the following sites. This list does not include all communications between governmental agencies and facilities during 2005.

**Everett, Washington, United States:** In January 2005, the Everett facility received a notice of violation (NOV) from the Washington Department of Ecology after the No. 10 (Recovery) Boiler exceeded its 300 parts per million hourly sulfur dioxide limit when two reagent pumps tripped due to overload. The Everett facility instituted appropriate corrective measures and paid a $3,000 fine.

In March 2005, the Everett facility received an NOV from the U.S. Coast Guard as a result of an oil spill when a containment sump at the chip unloading dock leaked approximately 5 gallons of hydraulic oil into Port Gardner Bay. The Everett facility cleaned up the spill, took actions to avoid a recurrence and paid a $250 fine.

**Loudon, Tennessee, United States:** In July 2005, the Loudon facility received an NOV from the Tennessee Department of Environment and Conservation concerning several pressure drop readings on a dust scrubber and reporting errors, which were disclosed by the facility in its annual Title V air permit compliance certification. The Loudon facility implemented appropriate measures through its environmental management system to avoid a recurrence and paid a $4,500 fine.

**Corporate Environmental Inspections**



0
34
71
'03
2
49
54
'04
2*
53
48
'05
Not Well Controlled
Satisfactorily Controlled
Well Controlled


"Well Controlled" refers to facilities that are in compliance with all substantive legal requirements, Vision 2005 objectives and all corporate standards, and have no other outstanding issues from previous inspections. "Satisfactorily Controlled" refers to facilities that generally follow sound environmental practices and have plans to meet Vision program objectives. Facilities rated "Not Well Controlled" are those that are, in some manner, not in compliance with all applicable legal or corporate requirements and have not developed a plan to achieve compliance.

* The two facilities rated "Not Well Controlled" in 2005 were subsequently upgraded to "Satisfactorily Controlled" following the completion of remedial actions and a second audit later in 2005.

## Wrapping Up Vision 2005 – Looking Ahead to Vision 2010

Kimberly-Clark's Environmental Vision program, moving into the third phase in 2006, is designed to drive performance beyond regulatory compliance and toward reduced costs, competitive advantage and sustainable manufacturing. The program provides a focused and disciplined way to prioritize environmental and energy issues, and demonstrate progress in key areas of global environmental concern.

Our Vision 2005 objectives set aggressive performance targets from 2000 through 2005. Kimberly-Clark facilities worldwide strove for performance improvement to achieve the following:

- Environmental Management System (EMS) Objective: Implement an EMS consistent with the International Organization for Standardization's (ISO) 14001 EMS standard at each manufacturing facility.
- Energy-Efficiency Objective: Achieve world-class process energy-efficiency benchmarks for each manufacturing process.
- Fresh Water-Use Reduction Objective: Reduce the amount of process water we use in our tissue operations to levels of 30 cubic meters per metric ton of production.
- Packaging and Waste Reduction Objective: Achieve a 10 percent reduction in total transport and final product packaging for each business while working toward recycling 100 percent of Kimberly-Clark's nonhazardous solid waste from manufacturing operations.

This section provides an overview of our achievements against the Vision 2005 program objectives. Because significant opportunities remain in a number of targeted performance areas, several objectives defined in both our Vision 2000 and Vision 2005 programs will carry over into our Vision 2010 program. These will be communicated companywide in 2006 and will provide a common, systematic approach to continually improving environmental and energy-related performance.

Our Vision 2010 performance targets will address the following global issues and concerns:

- Fresh water consumption
- Wastewater quality
- Energy use
- Carbon emissions
- Manufacturing waste reduction
- Packaging materials content and waste
- Sustainable forestry

An additional Vision 2010 objective aims to ensure consistency between our environmental and safety management systems, and enhance the efficiency of their application. In 2005, we began developing this integrated environmental, health and safety management system to manage both environmental and occupational safety issues, including regulatory compliance.

***Kimberly-Clark Sustainability Database***

To measure progress against our Vision program objectives and other key environmental metrics worldwide, our corporate organization depends on the Sustainability Database. All facilities use this Web-based data collection tool to report on the consumption and cost of energy and water, solid waste management, and the amount of manufacturing and converting production. The data are collected, error checked and rolled up to the corporate level on a quarterly basis. In 2005, we incorporated a system for tracking facility carbon dioxide emissions, and began collecting hazardous waste data worldwide, which will be reported in our 2006 Sustainability report.

## Environmental Management Systems

By the end of 2005, out of 138 facilities, 47 percent had implemented an EMS and were ready for auditing while 42 percent had made good progress. The remaining 11 percent had begun the implementation process. These data are based on facility self assessments, as well as assessments by regional managers.

The implementation of these systems at our facilities has assisted some in getting accepted into governmental programs that recognize excellence in environmental stewardship. For example, in January 2006, our Beech Island facility in South Carolina, United States, was accepted into the South Carolina Environmental Excellence Program.

**ISO 14001-Certified Facilities**

While we do not require facilities to become formally ISO 14001 certified, as of the end of 2005, 19 facilities in Europe and Asia Pacific had ISO 14001 certification.

- Israel: Afula, Hadera and Nahariya
- China: Beijing, Guangzhou, Nanjing and Shanghai
- Korea: Anyang, Kimcheon, Taejon
- Taiwan: Chungli, Hsin Ying and Tayuan
- Australia: Albury
- Belgium: Duffel
- Poland: Klucze
- Switzerland: Balsthal, Niederbipp and Reichenburg

**EMS Implementation Progress**



32%
45%
23%
13%
52%
35%
11%
42%
47%
'03
'04
'05
Implementation Begun
Good Progress
EMS Implemented

## Energy

The combination of a carbon-constrained global economy, climate change and the upward spiral of fuel costs have kept energy considerations at the forefront of business and societal concerns. Kimberly-Clark's energy strategies significantly contribute to environmental performance improvement and cost-reduction efforts. Our Energy Policy of 1991 (see Appendix) and Vision 2005 program continued to drive these proactive efforts. Since 2000, we have improved energy efficiency by 19.4 percent, which equates to an annual savings of approximately $70 million. By year-end 2005, 31 percent of our facilities had achieved their energy targets, and a total of 52 percent had met their minimum goal of a 50 percent improvement toward their targets.

**Energy Use by Type of Fuel**

| | | Million British Thermal Units | Gigajoules |
|---|---|---|---|
| Natural Gas | 2004 | 33,509,000 | 35,309,000 |
| | 2005 | 31,986,000 | 33,705,000 |
| Electricity | 2004 | 28,625,000 | 30,163,000 |
| | 2005 | 27,578,000 | 29,069,000 |
| Fuel Oil | 2004 | 11,909,000 | 12,549,000 |
| | 2005 | 9,369,000 | 9,873,000 |
| Coal | 2004 | 7,131,000 | 7,515,000 |
| | 2005 | 6,885,000 | 7,255,000 |
| Steam/Other | 2004 | 9,744,000 | 10,268,000 |
| | 2005 | 8,830,000 | 9,305,000 |
| Self-Generated Liquor | 2004 | 21,733,000 | 22,901,000 |
| | 2005 | 9,354,000 | 9,857,000 |
| Other Self Generated | 2004 | 1,058,000 | 1,115,000 |
| | 2005 | 141,000 | 148,000 |

*Energy Sources for Kimberly-Clark Worldwide and Global Energy Use*

In 2005, our total energy use was approximately 99 million gigajoules. We spent approximately $824 million to purchase energy, compared with $738 million in 2004.

*Energy Use Reduction Strategies and Partnerships*

Facilities implement energy conservation projects and engage in partnerships to enhance efficiency. In 2005, a number of facilities conducted Energy Gap Analyses, a process for prioritizing the most cost-effective projects for achieving efficiencies. For the third consecutive year, we partnered with the U.S.-based Alliance to Save Energy.* As part of this partnership, we participated in an energy-efficiency Web cast and presented our energy management program at the Alliance's 2005 Energy Forum. Additionally, we donated $10,000 to the organization to support their work.

**Energy Initiative at Beech Island Facility Generates Major Savings, South Carolina, United States**

The Beech Island facility partnered with our Environment and Energy group to implement the Premium Bath Heat Recovery Project, which captures waste heat from the dryer hood exhaust stack on the Premium Bath tissue machine. The project is anticipated to reduce energy usage by about 20,000 mBtu per year, saving the facility approximately $120,000.

**Energy Efficiency**
**(mBtu per Metric Ton of Production)**



15.92
14.43
14.22
12.83
'00
'03
'04
'05


**Energy Efficiency**
**Percent Deviation From Target**



15.4%
11.1%
10.1%
10.4%
'00
'03
'04
'05


We measure progress against energy efficiency targets by how much a facility's energy use per metric ton of production deviated from its target energy use for a given time period.

* The Alliance to Save Energy is a nonprofit coalition of business, government, environmental and consumer leaders dedicated to promoting energy efficiency worldwide to achieve a healthier economy, cleaner environment and improved energy security.

## Carbon Reduction Strategy and Goals

Our company is committed to reducing carbon and other air emissions, and our climate impact. Among the primary means to achieve these goals will be energy-efficiency improvements in product manufacturing and distribution.

In consideration of the Kyoto Protocol goals, our facilities' pursuit of the Vision 2005 Energy-Efficiency Objective successfully yielded many efficiencies that reduced carbon emissions. In 2006, we will begin using carbon emission intensity in *units of metric ton of* $CO_2$ per metric ton of production to track our carbon emissions to show improvement. As a baseline, in 2005, our production-based emission intensity was 1.32 metric tons of $CO_2$ per metric ton of production. Our total carbon emissions were more than 9 million metric tons.

**Carbon Emissions Normalized to Sales**

| | 1990 | 2003 | 2004 | 2005 |
|---|---|---|---|---|
| Billions in Sales | $10.02 | $15.96 | $16.74 | $17.83 |
| Million Metric Tons $CO_2$ | 9.46 | 11.45 | 11.0 | 9.3 |
| Pounds of $CO_2$ per $1 sales | 1.89 | 1.43 | 1.34 | 1.15 |
| Trillion Btu x 10 | 9.82 | 11.90 | 11.13 | 9.41 |

Emissions are calculated from on-site fossil-fuel use, and electricity and steam purchases using the United Nations Environment Programme (UNEP) emission factors, as well as emission factors approved in the National Allocation Plans for the European countries under the E.U. ETS and the U.K. Climate Change Agreement.

***Participation in the U.K. Climate Change Agreement; Compliance With the E.U. Emissions Trading Scheme***

Throughout 2005, our U.K. facilities continued their participation in the U.K. Climate Change Agreement and worked toward carbon emission reduction goals within the paper-manufacturing sector. Kimberly-Clark is also positioned for compliance with the mandatory E.U. Emissions Trading Scheme (E.U. ETS) and continues to work cooperatively with E.U. countries to implement this program. All facilities successfully completed necessary emission trades and surrendered emission allowances to their respective country registries for actual 2005 $CO_2$ emissions. Through a combination of energy-efficiency improvements and emissions trading in line with our E.U. ETS Management Committee's strategy, all affected facilities had sufficient emissions credits to meet their individual requirements. Overall in 2005, we had an excess of credits, which we sold to the market.

In 2006, to quantify a baseline emission for the E.U. ETS Phase 2, which begins in 2008, Kimberly-Clark will revise our existing greenhouse gas emissions tracking system to include five other gases: methane ($CH_4$), nitrous oxide ($N_2O$), hydrofluorocarbons (HFCs), perfluorocarbons (PFCs) and sulfur hexafluoride (SF6).

To support E.U. ETS compliance, Kimberly-Clark established the E.U. ETS Management Committee in 2004, a senior-level work group and coordination team dedicated to following E.U. ETS developments. The Committee is responsible for tracking facility carbon emissions, advising facilities on issues, compiling a European carbon balance, supporting future emissions trading identifying other necessary actions, and making recommendations to senior leaders. The Committee developed an internal system for trading allowances among our E.U. facilities to maximize synergies, manage allowance shortfalls or excesses and minimize financial risks related to emissions credit price changes.

***Kimberly-Clark Joins U.S. EPA Climate Leaders, United States***

In December 2005, Kimberly-Clark joined the U.S. Environmental Protection Agency's (U.S. EPA) Climate Leaders program. Through this voluntary industry-government partnership, companies develop long-term comprehensive climate change strategies. As a partner, we will establish a companywide greenhouse gas (GHG) reduction goal for our U.S. operations at a minimum, and inventory emissions to regularly report progress to the U.S. EPA. The pledged emissions reduction, either an absolute or an intensity reduction, would be achieved over a five- to 10-year period. In 2006, we will report the data from our existing $CO_2$ emissions tracking system to the U.S. EPA and establish a reduction target.

**Boiler Change Reduces $CO_2$ and $SO_2$ Emissions, Shanghai, China**

Located in the Songjiang District, Shanghai, China, Kimberly-Clark's facility reduced air emissions by replacing its coal-fueled boiler with one that uses natural gas. The facility successfully completed the boiler project in October 2005. The new boiler is anticipated to reduce $CO_2$ by 20 percent and sulfur dioxide ($SO_2$), a primary constituent of acid rain, by virtually 100 percent.



Our facility in Shanghai.



The Shanghai facility's new natural gas boiler.

## Water

With one-quarter of the global population living in water-stressed areas, and an increased percentage projected for 2010*, water is a major global issue that we are determined to manage strategically throughout our operations. By year-end 2005, 59 percent of our tissue and pulp facilities achieved their Vision 2005 targets. Tissue and pulp facilities worldwide used roughly 40.2 $m^3$ of water per metric ton of production, a 29 percent decrease compared with our water use efficiency in 2000 and significant progress toward our goal. Our total water usage was approximately 170.2 million $m^3$, down 70 million $m^3$ from 2004. Our data reflect efficiency gains, as well as the spinoff of the Neenah Paper Inc. facilities.

Our facilities focus on strategic wastewater management, water reclamation opportunities and technology upgrades. Virtually all facilities now meet best demonstrated technology discharge standards for water quality.

**Saving Water Through Tissue Machine Upgrades in France and Korea**

Prior to the Vision 2005 program, the Villey-Saint-Etienne tissue facility in France consumed 53 $m^3$ of water per metric ton of tissue produced. By installing a closed-loop water cooling system on facility compressors and using recycled water for tissue machine showers, the facility achieved the Vision 2005 water objective of 32 $m^3$ of water per metric ton of production, significantly reducing the facility's fresh water demand.

At the Anyang facility, Gyeonggi Province, Republic of Korea, a tissue machine upgrade increased productivity and decreased water use by 16,000 $m^3$ compared with 2004 water use, saving approximately $12,900. In the Kimcheon facility, Gyeongbuk Province, Republic of Korea, a water treatment system upgrade reduced hazardous chemical use by 100 percent, increased recycled water use by 500 to 1,000 $m^3$, and reduced fresh water usage at the facility by 0.7 $m^3$ per metric ton of production.

**Helping to Protect the Snohomish River Watershed, Everett, Washington, United States**

Initiated in 1999, the Port Gardner Outfall program is a $50 million water quality improvement program developed and implemented through a partnership between the Everett facility, the cities of Everett and Marysville, and the Port of Everett. The program aimed to reduce or eliminate major municipal water discharges to the Snohomish River, and the Everett facility's discharge to the inner harbor. The program's success has garnered a number of awards (see the Recognition and Awards section).

As part of the program, the partners embarked on a major water re-use and conservation project in November 2005. Kimberly-Clark switched from using fresh water as cooling water in the facility's bleach plant heat exchanger, to using treated city effluent, reducing the facility's fresh water use by approximately 10 percent. The treated effluent is separated from any other water source in the facility and returned to the deep-water outfall discharge after use. A team from the City of Everett and Kimberly-Clark will be responsible for managing the system.

*Pulp Bleaching Practices*

To whiten, soften and strengthen Kimberly-Clark's white tissue products, the wood pulp used in their manufacture is bleached and purified. Our policy is to source elemental chlorine-free (ECF) bleached virgin pulps to manufacture consumer products. At the end of 2005, 88 percent of the total virgin pulp purchased companywide was ECF. Six percent of the virgin pulp was bleached using a totally chlorine-free (TCF) process.

The remaining 6 percent of pulp used was bleached using a conventional elemental chlorine process. This pulp was purchased from three facilities, two of which are owned by equity partner, Kimberly-Clark de Mexico (KCM). In 2005, KCM publicly announced that it was selling its pulp facilities, and the third pulp company has plans to convert its bleach plant to ECF.

**Actual Fresh Water Use (Million $m^3$)**


291
256
240
170
'00
'03
'04
'05

**Water Use Efficiency ($m^3$ per Metric Ton of Production)**


56.7
53.4
50.4
40.2
'00
'03
'04
'05

**Water Use Percent Deviation From Target**


35.4%
28.1%
22.4%
19.1%
'00
'03
'04
'05

We measure progress against water reduction targets by how much a facility's water use per metric ton of production deviated from its target water use for a given time period.

* World Resources Institute, 2006 Earth Trends: The Environmental Information Portal, www.earthtrends.wri.org.

Kimberly-Clark wholly owns two pulp facilities – one in Tantanoola, Australia, and one in Everett, Washington, United States – which provide 6.4 percent of the pulp we use. Our Australian facility uses totally chlorine free (TCF) bleaching technology, and the U.S. facility uses elemental chlorine free (ECF) bleaching technology.

**The Everett Facility's Bleach Plant Effluent Furan Study, Washington, United States**

In 2003, the Everett facility initiated a detailed technical study to address furan levels in the facility's effluent discharges that were affecting the renewal of the facility's wastewater permit. During the study, working relationships emerged with the Washington State Department of Ecology, the City of Everett, and several nongovernmental organizations, including Washington Toxics Coalition, People for Puget Sound, Puget Soundkeepers Alliance, and WashPIRG – all local environmental groups interested in improving Puget Sound's water quality.

Based on the study findings, the facility modified its chlorine dioxide manufacturing process in June 2004 and reduced the amount of furans generated in 2005 by 88 percent to nondetect levels. In 2006, the team continued exploring ways to eliminate furans present in the facility's incoming water supply. We anticipate that the City of Everett's planned process changes to the incoming water supply will further reduce furans in plant effluent.

## Packaging and Waste Reduction

As articulated in the United Nations Environment Program's Agenda 21 and evidenced in global regulatory trends to tighten waste disposal regulations, waste produced by business and society has become a significant sustainable development issue. Reducing packaging and strategically managing waste has the potential to create significant cost savings for our business, and contribute to broader community goals to reduce the amount of solid waste transported to landfills. It's also an important business imperative as many customers, in order to meet their own Sustainability objectives, are creating environmentally preferable procurement policies that include reduced packaging requirements.

For these reasons, our Vision 2005 objective focused on reducing total product packaging by 10 percent, while continuing to work toward recycling 100 percent of the nonhazardous solid waste from our operations. Kimberly-Clark's performance also reflects adherence to our Reduction and Disposal of Waste Policy (see Appendix) established in 1991, and compliance with laws in countries mandating increased waste recycling.

*Waste Reduction Strategies*

By year-end 2005, 47 percent of our facilities had achieved landfill-free status, and 74 percent had met their minimum target of under 25 percent of waste landfilled. In 2005, we generated approximately 2.5 million metric tons of nonhazardous solid waste and landfilled 800,000 metric tons.

**Production Waste Landfilled**



44.0%
36.0%
39.0%
31.0%
'00
'03
'04
'05


**2005 Solid Waste Management Worldwide (Thousand Metric Tons)**



800
485
457
247
229
126
107
60
6
Landfill
Beneficial Reuse
Recycled
Compost
Waste-to-Energy
Incineration w/o Heat Recovery
Reused
Other
Direct Land Application


This chart demonstrates how Kimberly-Clark's 2.5 million metric tons of waste is managed. The term "reuse" refers to waste that was reusable as is. "Beneficial reuse" represents waste we were able to recycle to meet the requirements of other processes or products. "Other" is a catch-all category for those facilities that have difficulty classifying their waste stream disposal options. Some waste in this category is actually recycled and could be classified as recycled, or used beneficially.

Our company recycled or converted to energy approximately 1.7 million metric tons or 69 percent of our worldwide manufacturing waste. We generated approximately $69.8 million – compared to $24 million in 2004 – from our recycling activities. Increased revenues were primarily the result of the rise in polymer prices due to increased oil prices.

We continued to explore partnering opportunities with major recyclers to leverage our bargaining power for recyclable materials. For example, our Cartago facility in Costa Rica reached an agreement in 2005 with CEMEX to burn all of Cartago's diaper manufacturing waste as fuel.

*Packaging Reduction Strategies*
Kimberly-Clark does not manufacture packaging materials; however, we do explore packaging reduction alternatives at the front-end of packaging design or redesign. By the end of 2005, 12 of 18 regional business units had achieved the Vision 2005 10 percent or greater reduction. Reduction efforts are anticipated to result in an overall $60 to $70 million savings annually as measured against our 2000 base-year packaging costs.

**The Green and Clean Back Yard Initiative, Ramos Arizpe, Coahuila, Mexico**
Equity company Kimberly-Clark de Mexico's (KCM) Ramos Arizpe tissue facility traditionally landfilled 12,000 tons of wet sludge per month. In January 2005, a multidisciplinary team implemented an alternative, environmentally sound disposal method, which not only saved landfill space and disposal costs, but also beautified the facility grounds. Through this program, KCM hires local people to compost the nutrient-rich sludge and landscape 40 acres of the facility property, creating green space.

**Cold Spring Facility Goes Landfill-Free, Neenah, Wisconsin, United States**
Our Adult/Feminine Care manufacturing facility in Neenah discovered an innovative and revenue-generating way to eliminate cellulose and super-absorbent dust manufacturing waste – a low-value waste stream that is not typically of high interest to recyclers. Beginning in October 2005, the facility worked with recycler Maxxum Group to convert the waste into fuel. The annual landfill avoidance savings are estimated to be $21,000, and the actual revenue generated by waste material sales to Maxxum Group was $11,520. The initiative will also eliminate more than 454 metric tons of waste annually from the local landfill.

**From Diapers to Energy and Lawn Chairs, Paris, Texas, United States**
Since 2003, our Paris facility has found alternative uses for 99.8 percent of its manufacturing waste, diverting more than 20,000 tons of waste per year from landfills. The waste includes off-spec diapers and training pants, cardboard, metal, pallets, drums, trim, stretch wrap, captured dust from air emissions control systems, and wastewater sludge.

Through a vendor, some of these wastes are transformed into fuel pellets, which can then be burned in industrial boilers. Diaper trim and packaging are sold to companies that recycle the material into plastic consumer products, including lawn furniture, clothes hangers and plant pots. The facility has reduced landfill disposal costs by more than $300,000 since 2003.

**Donating Surplus Product to Help Australian Wildlife, Huntley, Bungwahl, Australia**
For more than three years, the Warwick Farm facility has been donating paper off-cuts to the Great Lakes Wildlife Rescue sanctuary to help injured and orphaned wildlife. Sanctuary volunteers have found many creative ways to reuse the roll ends and discontinued product, such as bird and animal cage – and even joey pouch – liners. These paper wastes have also been used as clean, dry and hygienic bedding for injured animals undergoing treatment.



*After being struck by a car, Gumnut the rednecked wallaby convalesces in clean, dry and hygienic Kimberly-Clark-donated bedding.*



*Sludge enriches the soil at our Ramos Arizpe facility, creating green space.*

## Polymers and Pulp: The Primary Materials Used in Our Products

*Overview*
Most Kimberly-Clark products are manufactured from natural or synthetic fibers using advanced technologies in fibers, nonwovens and absorbency. These materials are principally derived from pulp, both virgin and recycled, and petroleum.

Super-absorbent materials are key components in disposable diapers, training and youth pants, and incontinence care products. Polymers, like polypropylene, and other synthetic materials constitute the primary components for manufacturing nonwoven fabrics. These polymers are principally derived from petroleum, and are purchased from third-party suppliers.

Cellulose fiber is the primary raw material for our tissue products, and is also an important component in disposable diapers, training pants, feminine pads and incontinence care products. Cellulose fiber contained in our consumer products is either harvested from sustainably managed forestlands or derived from pre- and post-consumer wastepaper.

Our primary raw materials touch on major sustainable development issues that are important to our company and our stakeholders. These issues include the ability to preserve ecosystems and biodiversity in shrinking forestlands worldwide, and a dependency upon finite petroleum supplies. Our company has stringent management policies and programs associated with sourcing these raw materials. We also continue to seek viable alternatives, which include reclamation strategies, and increased use of recycled and alternative materials.

*Trends in Polymer Purchasing and Our Reclamation Strategy*
Kimberly-Clark sources polymers from suppliers based on pricing, technology, customer service and environmental performance. In 2005, the vast majority (562 million pounds) of our polymer purchases came from the United States, followed by Mexico (68 million pounds), Korea (43 million pounds), Australia (27 million pounds) and the United Kingdom (7 million pounds). A number of factors affected polymer purchasing and reclamation strategies in 2005. Crude oil and natural gas maintained very high prices compared with prices two years ago, which also increased the costs of ethylene and propylene monomer, the direct byproducts of refining crude oil and natural gas. In North America in particular, Hurricanes Katrina and Rita, and accidental outages at a number of producer plants dramatically disrupted polymer markets, tightening supply.

To reduce our polymer purchasing requirements, our company developed a strategy to convert much of the Global Nonwovens business' waste into polymer pellets for reuse in the manufacture of our products. Over the short term, we aim to reuse 75 percent of all in-house waste generated; our longer-term goal is to recycle 100 percent. These goals are anticipated to lead to multimillion-dollar savings. Similar to 2004, in 2005, we converted approximately 50 percent of this waste. That which was not reused was sold to other product manufacturers.

The limitations for using more reclaimed polymers include technical capability and limited reclaim assets. To increase utilization, we invested in reclaim equipment, as well as the technical capability to use higher levels of waste. We also focused on appropriate waste handling and logistics. The Environmentally Sustainable Technologies group will continue to collaborate with our Global Nonwovens business to research the viability of using biodegradable, natural and recycled polymers as alternatives in our products.

*Pulp: Policies and Programs*
Our company has a long-standing history of sustainable forestry practices and adheres to one of the most progressive forestry policies in the tissue industry. In 1991, we established our corporate Policy on Sustainable Use of Natural Resources, which we revised in 2003 to require our company and fiber suppliers to practice Sustainable Forestry Management, as opposed to sustained yield forestry (see Appendix).

**2005 Global Fiber Totals (Metric Tons)**

| Fiber Source | 2004 | 2005 |
|---|---|---|
| Total Virgin Wood Pulp Used | 3,067,000 | 3,113,000 |
| Total Nonwood (Waste Sugarcane Bagasse) Virgin Pulp Used | 119,000 | 123,000 |
| Total Recycled Fiber Used | 1,292,000 | 1,335,000 |
| **Total** | **4,478,000** | **4,571,000** |

Although we no longer own or manage forestlands anywhere in the world, we have continually strengthened our efforts to influence sustainable forestry on a global level through third-party suppliers, which source roughly 90 percent of our pulp. We produce the remainder internally, with recycled fiber accounting for 29 percent of our overall fiber use.

**Geographic Breakdown of Global Fiber Purchases**



Africa: 0.5%
Asia: 0.3%
United States: 28.7%
Australia: 2.4%
Canada*: 27.4%*
Europe: 5.9%
Mexico: 3.2%
South America: 31.5%


* Of the virgin wood pulp sourced from Canada, approximately 62 percent is from areas that could be considered part of Canada's Boreal Forest. In 2005, fiber from Canada's Boreal Forest accounted for 17 percent of our total virgin wood pulp and 11 percent of our total fiber supply.

**Percentage of Certified Fiber Purchased by Kimberly-Clark**



36%
69%
88%
'03
'04
'05

**Forest Certification Systems: A Condition for Doing Business With Kimberly-Clark**

With approximately 90 percent of our pulp sourced through third-party suppliers, influencing their behavior through purchasing policies and decisions is one important way we promote sustainable forestry and help preserve biodiversity. Our corporate policy states that no use shall be made of fiber from ecologically significant old growth stands or from tropical rain forests. Fiber from temperate rain forest areas may only be used if harvested as part of a sustainable forestry program supported by the local population and responsible government agencies.

Approximately 22 percent of the total virgin wood pulp we use globally to produce our tissue products is sourced from the Canadian Boreal Forest. The Boreal fiber we use is harvested responsibly and promptly reforested, and is not sourced from old growth areas within the forest designated as ecologically significant. Based on data in the Canadian Forest Service's "The State of Canada's Forests 2004-2005: The Boreal Forest" report, we estimate that our global use of Boreal fiber represented 4 percent of the pulp and 1.4 percent of all forest products (softwood lumber, pulp and newsprint) produced from the Boreal region in 2005. The Canadian Forest Service concluded that "the total area of boreal forest in Canada is neither shrinking nor expanding significantly." The vast majority of fiber we purchase from the Canadian Boreal Forest (a total of 522,000 metric tons) comes from residual waste, sawdust and chips from the lumber-production process.

In 2003, we committed to have all our suppliers of virgin wood pulp, round wood, woodchips and other forms of fiber certified to an internationally recognized forest certification system that we have identified as acceptable by year-end 2005. (This includes the certification of the operations of their industrial fiber suppliers.) All acceptable systems shall uphold the following criteria for sustainable forestry management:

- A *commitment* to forest regeneration and reforestation.
- Protection of soil quality, riparian zones and water quality.
- Protection of ecologically and culturally unique forest areas.
- Maintenance and conservation of biological diversity.
- Stakeholder consultation and public reporting.
- Continuous improvement in forestry practices.

At year-end 2005, eight individual suppliers had not met Kimberly-Clark's Forest Policy requirements. Of these eight suppliers, five had developed action plans to achieve certification by the end of 2006. These requirements have been made a condition of their pulp supply contracts. We plan to reevaluate continuing to purchase from the *remaining* companies unless they can demonstrate by the end of 2006 that they meet all of Kimberly-Clark's Forest Policy requirements.

Neenah Paper's recent sale of its Terrace Bay, Ontario, pulp mill, which supplies fiber to Kimberly-Clark, will result in a slight, temporary reduction in our overall percentage of certified fiber in 2006. The new owner of the mill has agreed that 100 percent of the fiber used to make pulp for sale to Kimberly-Clark will be certified by mid-year 2007.

To monitor supplier adherence to our forestry policies, Kimberly-Clark established an ongoing forestry inventory, and audit process. We manage a global supplier inventory and collect fiber-specific information regarding countries of origin and wood type, as well as information regarding the forest certification standards that our suppliers have or are in the process of implementing. We began auditing fiber suppliers in 1996. In 2005, we revised our supplier forest questionnaire and required suppliers to demonstrate how they identify and protect any ecologically significant old growth or endangered forests on their land holdings. We conducted 15 forestry field audits in 2005 to confirm supplier responses and confirm first hand the practices suppliers had in place. By year-end 2005, we had audited the top suppliers, who account for 90 percent of our global fiber purchases. Kimberly-Clark plans to complete forestry audits for suppliers that account for the remaining 10 percent of the company's wood pulp supply by the end of 2006.

**Certified Fiber Purchased by Kimberly-Clark in 2005**

Kimberly-Clark and our equity companies used 3.1 million metric tons of virgin wood pulp in 2005, of which approximately 88 percent was sourced from suppliers who had achieved certification of their forestlands or wood fiber procurement activities.

**Type and Percentage of Certified Fiber Purchased by Kimberly-Clark**


'04
'04
'05
71.1%
62.4%
49.5%
17.7%
11.4%
9.7%
0.0%
11.0%
26.0%
4.7%
5.3%
8.8%
6.6%
9.9%
6.0%
SFI
CAN/CSA Z809
CERFLOR
FSC
PEFC

**Forest Certification Systems**

**SFI:** American Forest & Paper Association's Sustainable Forestry Initiative
**CAN/CSA Z809:** Canada's National Standard for Sustainable Forest Management
**CERFLOR:** Sistema Brasileiro de Certificação Florestal in Brazil
**FSC:** Forest Stewardship Council Standards
**PEFC:** Program for the Endorsement of Forest Certification Schemes in Europe

*Note: The Chilean Sistema de Certificación de Manejo Forestal Sustenable (CERTFOR) and the Australian Forest Certification Scheme, which were included in our 2004 Sustainability report in the category of "other," have both been endorsed by PEFC and included in our 2004 and 2005 PEFC percentages.*

**Availability of Forest Stewardship Council-Certified Fiber**
In 2005, Kimberly-Clark received a stockholder proposal recommending that we only use fiber certified by the Forest Stewardship Council (FSC). Our company purchases FSC-certified fiber to the extent that it is available and meets our product performance and fiber cost requirements. The chart below demonstrates the total amount of certified fiber worldwide that is available for companies to purchase.

**Supporting Forestry Research, North America**
In 2005, Kimberly-Clark funded two projects of the National Wildlife Federation (NWF) in the United States. Our $10,000 contribution will be used to help the NWF develop two white papers. One will focus on plantation management issues in the United States generally. The NWF will also prepare a white paper on developing metrics for plantation and off-site biodiversity evaluation.

Kimberly-Clark also contributed $10,000 to NatureServe to help further the development of processes to map High Conservation Value Forests in North America. NatureServe focuses on developing science-based screening techniques to evaluate forest habitats, facilitating the implementation of forest certification standards and making scientific information on biodiversity available to forest product users for decision-making.

**Joining the World Business Council for Sustainable Development**
In 2005, we became members of the World Business Council for Sustainable Development (WBCSD) and the WBCSD's multistakeholder Sustainable Forest Products Industry Working Group, a project dedicated to finding holistic ways to sustainably manage forests to meet the needs of the world's growing population for wood and paper products, renewable and greenhouse-neutral energy, ecosystem services and healthy livelihoods.* As an associate member of this group, we are playing an active role in the dialogue on a global scale, and sharing what we've learned.

The Working Group's member companies focused on three key projects in 2005 in which we took part:

- The **Forest Certification Project** investigates the expanded credible use of multiple forest certification systems in the market place to promote healthy and fair competition, which has the potential to lead to quality and process improvements in all certification systems. This project also focuses on ways to make forest certification more readily available and cost effective for small landowners and community forestry operations.
- The **Sustainable Forest Management Project** seeks to build a multistakeholder consensus on positions related to illegal logging, intensive forestry, conservation forests, forest certification and poverty alleviation through The Forests Dialogue and individual company actions.
- The **Environmental Nongovernmental Organization (ENGO) Relationship Building Project** strives to promote better mutual understanding between companies and ENGO's on key sustainable forestry management issues and appropriate joint action on critical issues.

**2005 Total Supply of Certified Fiber Available Worldwide†**

**Forest Certification Systems**
**PEFC:** Program for the Endorsement of Forest Certification Schemes
**FSC:** Forest Stewardship Council Standards
**CAN/CSA Z809:** Canada's National Standard for Sustainable Forest Management
**SFI:** American Forest & Paper Association's Sustainable Forestry Initiative
**ATFS:** American Tree Farm System
(The PEFC, FSC, CAN/CSA Z809 and SFI certification systems meet the requirements of Kimberly-Clark's fiber supplier policy.)


Uncertified Forests: 93%
PEFC: 1.7%
FSC: 1.7%
CAN/CSA Z809: 1.7%
SFI: 1.5%
ATFS: 0.3%

†Source: The Food and Agricultural Organization of the United Nations and data from the Forest Stewardship Council and the environmental group, Metafore.

* Visit www.wbcsd.org for more information about the Sustainable Forest Products Industry Working Group.

**Keep Korea Green**

In 1984, Yuhan-Kimberly (Y-K) pioneered an innovative forest cultivation campaign called Keep Korea Green, the first of its kind in Korea. Since then, Y-K has continued to fund and administer this effort to replenish forestlands throughout the country through partnerships with consumers, environmental experts, academics, students, teachers, nongovernmental organizations and government agencies.

In 2005, Y-K continued their program with the following activities:

- Through Keep Korea Green's Making Forests in Schoolyards program, students from nearly 380 schools planted trees in their schoolyards and received environmental education.
- As part of the Newlyweds Tree Planting program, 205 newlywed participants planted 3,000 trees on public lands. Since 1985, 14,000 newlyweds have planted 115,100 trees.
- The Environmental Field Studies for Youth program provided 164 schoolgirls from around the country with four days of environmental field studies training in a national park. Since 1988, 2,660 students have completed the program.

**Recycled Wood Fiber and Nonwood Alternatives Used in Kimberly-Clark Products**

Identifying ways to reduce our need for virgin fiber remains an important business goal. In 2005, recycled content used overall in Kimberly-Clark products averaged 29 percent, which was roughly the same amount used in 2004. (The actual average recycled content for various business lines is provided below.) We purchased nearly 1.9 million metric tons of wastepaper, and used approximately 1.3 million metric tons of recycled fiber in our products. (The disparity in the amount of wastepaper purchased and the amount used in our products is due to the estimated 35 percent loss rate, which occurs in the process of converting recovered wastepaper into useable fiber.)

Equity partner, Kimberly-Clark de Mexico produced 123,554 metric tons of bagasse pulp made from waste sugarcane material. This pulp is a nonwood fiber and accounted for 3.8 percent of the total amount of the fiber we used.

## Global Environmental Expenditures

In 2005, environmental capital expenditures were primarily spent on wastewater treatment plant and air pollution prevention technology upgrades. The completion of a number of large capital improvement projects, such as wastewater treatment plant upgrades, has contributed to a decrease in overall spending. We have also seen a decrease in operational expenditures due to efficiency improvements at our facilities around the world. Our efforts to reduce hazardous and nonhazardous waste, and implement lucrative recycling strategies have also contributed to a drop in spending.

**2005 Global Expenditure Allocations**

| | Capital | Operating |
|---|---|---|
| Air | $8,000,000 | $25,700,000 |
| Water | $7,400,000 | $69,900,000 |
| Hazardous Waste | $200,000 | $3,500,000 |
| Solid Waste | $1,600,000 | $64,600,000 |
| Pollution Prevention | $900,000 | $3,800,000 |
| Other | $500,000 | $10,100,000 |
| **Total** | **$18,600,000** | **$177,600,000** |

**Average Recycled Fiber Content in Kimberly-Clark Tissue Products**


'04
'05
19%
18%
38%
39%
55%
49%
88%
88%
34%
36%
North America Tissue
Europe Tissue
Kimberly-Clark Professional North America*
Kimberly-Clark Professional Europe
Overall Kimberly-Clark Tissue Products

These percentages reflect the amount of recycled content, pre- and post-consumer waste, averaged over all of our pulp-containing products in the categories listed. Consumer preferences for such attributes as softness and absorbency vary by geography and influence the amount of recycled fiber content in the tissue products we manufacture for these regions.

* The decrease in Kimberly-Clark Professional North America data is due to the refinement of data; we underestimated 2004 data for the total amount of fiber used.

**Global Environmental Expenditures (Millions)**


Total: $212
Total: $207
Total: $197
$34
$19
$19
$178
$188
$178
'03
'04
'05
Capital Expenditures
Operating Expenditures

## Protecting Employees: Safety and Health Policies and Organization

In early 2005, Chairman and CEO Thomas Falk issued a Call to Action, setting forth his expectations for personal accountability and heightened safety management. To bring us closer to our goal of an injury- and illness-free workplace, Kimberly-Clark refocused on safety fundamentals and changes in our safety management structure. The director of Occupational Safety and Hygiene shared the five-year safety vision and plan, and communicated four corporate safety priorities throughout our global company:

- Build a stronger enterprise safety management structure to improve performance, by eliminating duplication, driving standardization and improving efficiency.
- Enact revised Corporate Safety Standards that improve understanding and compliance globally.
- Strengthen ongoing safety audits.
- Introduce leading safety indicators, which measure behavior and progress toward Kimberly-Clark's key safety strategy of risk reduction.

Throughout 2005, our company made good progress toward a number of these priorities guided by our corporate Safety and Hygiene Policy (see Appendix). Since 1991, this Policy has made safety an unwavering value within Kimberly-Clark. The company's attention to safety has the added business value of effectively managing workers' compensation claims and improving productivity.

*Corporate Safety and Hygiene Organization and Accountability*
Our Occupational Safety and Hygiene (OS&H) team provides resources and expertise to Kimberly-Clark business units worldwide. To continually improve performance, a corporate Safety Capability team, made up of OS&H leaders from our operations around the world, works closely with the OS&H team to promote leadership in safety systems, processes, practices and tools.

Kimberly-Clark facilities are required to ensure that employee exposures to hazardous chemicals and physical agents are controlled within safe limits. All facilities have implemented an exposure hierarchy system that prioritizes the elimination of hazardous materials through the use of nonhazardous or less hazardous alternatives and engineering controls. In 2005, we improved hazard identification and control capability globally through the development and delivery of an effective two-day experiential training course within each of our regions.

All facilities are expected to implement a committee that, at a minimum, meets the intent of the Kimberly-Clark Best Practice for Implementing a Facility Safety Structure, which includes the following elements:

- A safety steering committee that sets facility direction and establishes problem-solving task teams. This committee ideally comprises facility leaders and employees, representing all departments of the facility.
- Department or area safety meetings led by the department or area manager, and attended by employee or crew representatives.
- Weekly/monthly safety meetings that include all employees.

All facilities are also required to ensure their safety organization and practices meet country-specific regulatory requirements.

Continuous communication and training are important components of Kimberly-Clark programs. In October 2005, all locations globally celebrated Safety Week to review progress against the top identified hazards, and to recommit to reducing risk. Among the numerous safety activities throughout our global organization, our Consumer Tissue and Personal Care businesses held 15 training sessions related to safety and loss control. More than 300 employees benefited from these efforts. Annual Sector Safety Meetings were held in a variety of global locations. A number of North American sector safety leaders also attended the National Safety Congress to strengthen their safety management, regulatory knowledge and leadership capabilities.


WORLD-CLASS
SAFETY

The U.S. Kimberly-Clark Professional and Nonwovens businesses within our Kimberly-Clark Professional & Other segment also encourage and reward exceptional safety performance through an internal awards program. In particular, the 2005 Crystal Eagle Awards, which are presented to facilities that operate a full year without any reportable injuries, were awarded to facilities in Koblenz, Germany; Alanno, Italy; Northfleet, United Kingdom; and Corinth, Mississippi, and San Antonio, Texas, United States.

**Improving Performance Through ClarityNet Web-Based Safety Training, United States**
In 2003, our Training and Development, Product & Technology Development, Management Information Systems, Neenah Staff Safety and Coastal Technologies groups partnered to deliver an online, just-in-time safety and skills training system that would dramatically improve training and reduce costs in many of our U.S. facilities. The team discovered ClarityNet – a system that provides easily accessible safety training with a knowledge inventory and recordkeeping capabilities – and piloted the training in our Neenah and Roswell facilities. By 2005, more than 14 different sites were licensed to use the computer-based training technology, and 4,155 employees took a total of 20,372 courses.

**The Top 5 Program Leads to World-Class Safety Performance, Corinth, Mississippi, United States**

Several years ago, Corinth Nonwovens leadership implemented a program that has enabled the facility to operate for three consecutive years without a reportable injury. Through the Top 5 program, facility leadership and employees actively identify a list of safety hazards, and prioritize these through risk assessment. For those five hazards with the highest risk rating, the facility focuses on developing corrective actions. Once these are fully implemented, they remove the hazards from the list and add another five, keeping limited resources always focused on the Top 5 hazards.

The Global Nonwovens sector has since identified the program as a best practice, and a number of sector facilities have adopted it. The facility submitted the program to ORC (formerly Organization Resources Counselors Inc.) as a best practice and shared it with other member organizations. Additionally, the U.S. Occupational Safety and Health Administration's Voluntary Protection Program (VPP) coordinator highlighted the Top 5 Program as a practice to be shared with other organizations working toward VPP Star status.

## Safety Management Systems: A Framework for Building a World-Class Safety Culture

We manage our safety activities through Kimberly-Clark's Safety and Loss Control Management System. Our leaders are fully trained on these management practices through a comprehensive Safety Leadership Training system. For several years, we have employed and assessed facility performance using the Safety Management Assessment Rating Tool (SMART), a quantitative audit tool that helps facilities identify where they can best focus their efforts for reducing safety risks in the workplace.

With the goal of adding a regulatory compliance component to SMART and eliminating duplication, the company's Occupational Safety and Hygiene (OS&H) team collaborated with the corporate Environmental group to develop an Environmental and Safety Compliance Auditing Process. This process will be supported by a comprehensive safety and environmental management system, scheduled for completion the first quarter of 2006.

Although not a requirement of our safety management system, by the end of 2005, five facilities certified to the Occupational Health and Safety Assessment Series (OHSAS) 18001 standard. These facilities are located in Hadera, Israel, and Beijing, Nanjing, Shanghai and Guangzhou, China.

Kimberly-Clark's rigorous attention to safety management systems has also helped our facilities gain acceptance into voluntary governmental safety-improvement programs. For example, our Hsin-Ying and Ta-Yuan facilities in Taiwan are certified by the Taiwan government's Voluntary Protection Program. In the United States, the U.S. Occupational Safety and Health Administration accepted Kimberly-Clark's Corinth facility in Mississippi, the Neenah Nonwovens facility in Wisconsin, the Lexington facility in North Carolina and the LaGrange facility in Georgia into its Voluntary Protection Program (VPP) as Star sites. In 2005, our Lexington facility in North Carolina continued its status as a VPP Star Site.

In an effort to improve risk management capabilities and build a world-class safety culture, the corporate OS&H team implemented the risk-management framework, known as Identify, Evaluate, Develop, Implement and Monitor (IEDIM). The OS&H team continued to work with Kimberly-Clark facilities worldwide to build this capability and ensure plans have been implemented to identify, prioritize and address hazards.

In support of IEDIM, we began the process of developing and piloting leading indicator safety metrics to help us monitor implementation activities and help ensure the continuation of risk reduction. Leading indicator metrics measure behavior and progress toward our risk reduction strategy, tracking the completion of corrective actions designed to lower risk. These metrics provide us with tools to better anticipate and prevent future accidents and injuries. Global application of these indicators is scheduled for 2006.

## Safety Performance

Kimberly-Clark's focus on achieving an injury- and illness-free workplace through the identification of hazards and reduction of risks enabled us to successfully maintain a leadership position among our industry peers. We had only one injury/illness that resulted in a lost or restricted workday per 400,000 hours worked (0.5 Lost Time Recordable Incident rate). A renewed emphasis on safety management fundamentals in 2005 helped to further reduce workplace injuries on a global basis by an additional 11 percent over the 10 percent reduction achieved in 2004.

Many of our facilities celebrated successful safety records and improvement trends during the reporting period. Within our Family Care business, workers' compensation costs declined 44 percent compared with 2004 figures. Six Kimberly-Clark Professional, six Consumer Tissue and 10 Personal Care facilities also achieved a world-class reportable incident rate of less than 1.0. Our Corinth facility in Mississippi, United States, and Enstra diaper facility in Gauteng Province, South Africa, achieved three years without a lost time incident.

Regrettably in 2005, our company lost an employee from our equity facility in Ecatepec, Mexico. The employee's death resulted from severe head injuries sustained during a fall while cleaning a pulp tank. To prevent these tragic losses in the future, the facility completed an incident investigation and identified corrective actions to improve its Confined Space Operations (CSO) system with the help of the OS&H team.

Our company also experienced two serious accidents in the Kluang facility in Malaysia and the Safeskin facility in Thailand. Both were boiler explosions caused by low boiler water levels. Following these incidents, our company strengthened the maintenance and inspection procedures used in the operation of boilers companywide, redoubling efforts to ensure all facilities use basic boiler safety systems, and institute fundamental safety training and management systems.

*Kimberly-Clark's Safety Reporting Process and the International Labor Organization's Code of Practice for Recording and Notification of Occupational Accidents and Diseases*

Kimberly-Clark's reporting process is largely consistent with the practices outlined in the International Labor Organization's Code of Practice for Recording and Notification of Occupational Accidents and Diseases. The differences between the two are as follows:

- Kimberly-Clark does not have separate categories for lost time incidents with up to three days and incidents with more than three days. Any case with one or more calendar days away from work is included as a lost workday case. Cases with more than five days of restricted work activity are also included as a lost workday case.
- We do not maintain statistics for commuting incidents, which are defined as an accident occurring on the direct way between the place of work and the worker's place of residence, or the place where the worker usually takes his or her meals, or the place where the worker receives his or her remuneration.
- Kimberly-Clark does receive reports on dangerous occurrences, which are defined by our company as "high potential near miss" incidents. We do share such reports across the organization but do not have specific statistics related to the number reported or similar rates.

## Compliance, United States

In the United States, the U.S. Occupational Safety and Health Administration (OSHA) performed seven on-site inspections at Kimberly-Clark facilities. OSHA identified seven violations for which Kimberly-Clark's facilities were fined a total of $5,520. The following are descriptions of violations that resulted in penalties of $500 or more:

- **Lexington, North Carolina.** OSHA issued a citation for inadequate energy control and machine guarding, and a penalty of $3,150. The penalty was subsequently reduced to $2,520, and the citation modified to reflect inadequate guarding only. The facility paid the penalty and completed abatement.
- **Ogden, Utah.** OSHA issued a citation for inadequate energy control and failure to meet incident reporting requirements. OSHA subsequently deleted the citation for energy control and the $2,275 penalty. The facility paid a $500 penalty for the reporting citation and completed abatement.

## Consumer Safety

Kimberly-Clark's Product Safety Review Process requires that all products undergo extensive safety evaluations and thorough risk assessments. Our company does not perform safety testing using animal models, except when required by law. Over the past 15 years, Kimberly-Clark has worked hard to eliminate all animal testing for consumer products.

*Global Regulatory and Scientific Affairs*

In 2005, building on the effectiveness of the Global Environment, Safety, Regulatory and Scientific Affairs department, we unified the Global Regulatory and Scientific Affairs (GRSA) functions, which encompass Quality Assurance, Regulatory Affairs, Product Safety and Clinical Affairs into a single-source global regulatory function. By helping ensure

**Severity Rate: Global Rate of Lost Workdays**


25.0
21.5
24.3
'03
'04
'05

To calculate the severity rate, Kimberly-Clark employs the following formula: (N x 200,000) divided by Hours, where "200,000" represents the yearly work exposure factor for 100 full-time employees; "N" represents the days away from work and days of restricted work activity; and "Hours" represents the actual number of work hours of exposure.

**Global Lost Workday Incident Rate**


.06
.05
.05
'03
'04
'05

To calculate the Lost Workday Incident Rate, Kimberly-Clark employs the following formula: (N x 200,000) divided by Hours, where "200,000" represents the yearly work exposure factor for 100 full-time employees; "N" represents cases with days away from work and cases with restricted workdays; and "Hours" represents the actual number of work hours of exposure.

that products launched in multiple markets worldwide are substantiated as safe and compliant with all regulatory requirements, the GRSA drives product innovation and speed to market.

GRSA implemented Kimberly-Clark's Q2010 quality initiative. Q2010 provides a more holistic approach to quality management across the company – and better supports Kimberly-Clark's Global Business Plan through globally consistent workflow and process standards. This approach elevates quality beyond compliance and minimum product performance, to encompass all elements that impact brand equity.

As part of the 2005 companywide global GRSA initiatives, Kimberly-Clark instituted a new European Regulatory Affairs department to more effectively identify and manage regulatory risks and increase speed to market. This department is responsible for engaging key stakeholders in dialogue on issues affecting the industry. For example, Kimberly-Clark contributed to EDANA's Diaper Sustainability Review published in 2005.

*Product Safety Review*

Kimberly-Clark's Global Product Safety (GPS) department, policy and management systems are designed to help ensure products are safe for consumer use. Senior scientists provide support for all business areas, as well as overall departmental support in specialized areas, such as the implementation of nonanimal alternative testing, dermatological testing and the department's custom computer systems. All products undergo extensive safety evaluations and comprehensive risk assessments, including a review of available scientific and medical data on product components and special considerations associated with their intended use.

Additionally, interdisciplinary Product Review Committees review new raw materials, products and production processes as part of our company's Innovation Management process. The committees' comprehensive Product Review Process takes into consideration worker safety, consumer response, legal and regulatory concerns, and environmental impacts of the materials used. A third-party panel of experts in toxicology, dermatology and in vitro toxicology benchmarks our testing program against the programs of other companies to help ensure our testing is yielding accurate results.

To facilitate the quick accessibility to safety and testing data, the GPS department employs a computer system to track all products, raw materials, associated safety data and testing results. We also subscribe to commercial databases containing toxicological information to supplement our data.

In 2005, among its many achievements, the GPS department pursued strategies in support of the Global Business Plan goal of safely increasing our speed to market by 25 percent. They completed approximately 2,000 product safety clearances for our business. They also conducted an analysis to determine the product safety clearance status for all products we sell globally. GPS identified gaps and developed a strategy that will help ensure all clearances are current for each business sector.

*Supporting Alternatives to Animal Testing: Research and Funding*

Through alternative testing methods, Kimberly-Clark has eliminated all animal testing for consumer products, except when required by law. In 1996, for example, we developed an alternative testing technique that uses cell cultures to predict the irritant response of human skin. This application eliminated a series of animal tests for our baby and personal wipes. We continue to explore ways to use this method for testing other products. Our product safety scientists also developed the Polymer Fingerprinting Program alternative. Analogous to DNA fingerprinting, this program allows researchers to review the effects of the chemical makeup of nonwoven materials without the use of laboratory animals.

The GPS department continues to work with the developer of a tissue culture mimicking human tissue that would serve as a nonanimal model of vaginal mucosal epithelium. As this model is developed, we will publish the results in peer-reviewed scientific publications and present at scientific meetings, such as the Society of Toxicology's Annual Meeting.

To further this cause, we voluntarily share these developments with the global scientific community and other companies. Kimberly-Clark also shares information with, and financially supports, organizations and forums focused on finding alternatives. In 2005, GPS presented information on one of the nonanimal testing methods employed by our company to the 5th World Congress on Alternatives and Animal Use in the Life Sciences, held in Berlin, Germany.

We continued to provide funding to the U.S.-based Johns Hopkins University Center for Alternatives to Animal Testing in Baltimore, Maryland, United States. As a founding member, we also continued to support the Institute for In Vitro Sciences, an organization that promotes the development, validation and adoption of nonanimal testing methods.

# Social Responsibility



"Thousands of Kimberly-Clark employees around the world make our mission come alive every day through their motivation to succeed, dedication, ingenuity and innovative ideas. Our job is to create a fair, respectful and engaging work environment that inspires our diverse global team to thrive professionally, and contribute to the communities where we operate. This is how we will achieve the high-performance culture needed to carry forward our Global Business Plan. Kimberly-Clark's social investments focus internally on employees' professional development, and outwardly on strengthening the backbone of the global community: families."



Lizanne C. Gottung,
Senior Vice President and
Chief Human Resources Officer

# With the increasing globalization

of our health and hygiene company and the execution of the Global Business Plan, Kimberly-Clark continues to focus on ways to cultivate a high-performance culture worldwide – and how to best support causes important to our company and stakeholders.

In summer 2005, we asked employees from around the world how well Kimberly-Clark was meeting their professional development needs. More than 27,000 full- and part-time employees responded to our first Organizational Health Check survey, administered by Hewitt Associates. This baseline survey was the first step in our company's efforts to increase employee engagement* – a key contributor to our success. The survey results indicated above-average engagement, as well as improvement opportunities. In 2006, we will focus on analyzing the information to better understand its impact and use our findings as a benchmark for improvement.

During the reporting period, we proudly carried on our long tradition of philanthropy. Together, our company and employees contributed approximately $28 million to causes globally and donated more than $2.5 million worth of product primarily to disaster relief for victims of the South Asian Tsunami and Hurricanes Katrina and Rita in the United States. In addition, we also continued our long-held alliances with organizations dedicated to improving the quality of life for families around the globe, including our ongoing partnerships with the United Nations Children's Fund (UNICEF), the YMCA of the USA, The United Way, Boys & Girls Clubs of America and Medshare International.

*In This Section ...*



## Kimberly-Clark's Social Responsibility Objectives

Supportive of our Global Business Plan, the following key objectives guide Kimberly-Clark's social responsibility commitments:

- Building a company representative of Kimberly-Clark's customers, consumers and communities.
- Meeting employees' professional growth needs, and attracting and retaining the best talent.
- Offering employees a great place to work, one that allows them to feel valued for their beliefs, life choices and unique cultural backgrounds.
- Contributing to strengthening the world's families.
- Establishing and adhering to policies and practices that foster respect for individual empowerment and protect vulnerable members of society.

This section provides an account of our 2005 social responsibility performance for our worldwide consolidated operations.

* Global Human Resources consulting firm, Hewitt Associates, defines employee engagement as specific behaviors shown by employees who are truly committed to a company's success and put forth their discretionary efforts to help the business succeed.

## Our Talent Management Strategy for a High-Performance Culture

Kimberly-Clark's Talent Management strategy is designed to develop employees and position our corporate culture for global growth. During 2005, we completed the rollout of a new, best-in-class global Performance Management process to nearly 20,000 employees in 63 countries. Virtually every salaried employee developed performance objectives aligned with the company's business plan. Through Quarterly Discussions between managers and employees, the amount of coaching increased throughout our organization. We also implemented an online multi-rater feedback process so that every salaried employee received valuable peer and customer feedback. Managers held "calibration sessions" to ensure employees' ratings were objective, accurate and well-reasoned. We also adopted a new salary planning process to help employees see the correlation between their performance and reward.

As part of the new process, we implemented a Performance Management tool, which supports a standardized approach for collecting and managing performance data globally. It improves employees' ability to manage their performance and the organization's ability to assess individual performance against business goals. This system more fully supports our Talent Management strategy and Performance Management process worldwide.

In 2005, Kimberly-Clark also continued to drive results by emphasizing a standard set of Leadership Qualities that we expect every employee to demonstrate: Visionary, Inspirational, Innovative, Decisive, Collaborative and Building Talent.

## Employee Mentoring and Training

Kimberly-Clark recognizes the value of employees' experiences and knowledge to provide powerful learning and mentoring opportunities for colleagues. Our company is committed to providing employees with the training and learning opportunities they need to excel in careers with our company.

During the reporting period, we strove to broaden the availability of these opportunities to our work force worldwide.

***Mentoring Programs, Europe, Canada and Australia***

Kimberly-Clark supports formal mentoring programs, which help employees – both new and long-term – make the most of their career choices and learn from others. Kimberly-Clark Europe, Canada and Australia offer formalized mentoring programs, and several programs exist in North America to serve the diverse needs of employees in various functions, locations and employee network groups. Additionally, as part of the Kimberly-Clark culture, team leaders and co-workers make it a practice to provide informal mentoring.

*Global Learning Solutions*

In 2005, our Management Information Systems' Global Learning Solutions group won a prestigious **Illuminati Educational Excellence Award** for its Just-in-Time Training program. The award was sponsored by U.S.-based Thomson NETg, a provider of enterprise learning solutions. The award recognized the group's commitment to training excellence for a program that combines traditional classroom sessions with recorded courses, online resources and other training options.

The Global Learning Solutions group's Online Learning internal Web site promotes any time, anywhere online learning opportunities for employees worldwide. The site features Web-based training primarily in business processes and applications used within our company. Some of the modules are offered in multiple languages. Courses range from Microsoft Office XP® applications to network design, to stress management. We are using this tool to educate our employees about Kimberly-Clark's Leadership Qualities, as well as marketing, finance and personal development. In 2005, employees accessed the site more than 13,000 times, and completed more than 1,200 courses.

Our company also employs a variety of online collaboration tools to link instructors and students from around the world for live training sessions. Employees can access recorded events, online documentation, Web pages and computer-based training and assessments for convenient, self-paced learning.


Kimberly-Clark
:: leadershipQUALITIES
:: visionary
:: inspirational
:: innovative
:: decisive
:: collaborative
:: building talent


RELATIONSHIP
Assess & Understand
Challenge & Discuss
Support

*The Global Assignment Program*
In support of employee career aspirations and development, and our business goals, Kimberly-Clark developed the Global Assignment Program (GAP) in 2000. GAP was designed to provide employees with opportunities to transfer and work in our operations around the globe for short-term (3 to 18 months) or long-term assignments (18 months to 5 years). In 2005, 121 employees took advantage of this program.

*Employee Training, Europe*
In Europe, Kimberly-Clark invested $6.8 million in corporate leadership and facility employee training and development. Leadership training included a number of corporate program-specific and management topics. Facility-specific training included emphasis on technical and functional areas.

*Higher Education Opportunities and Scholarship Programs, United States and Canada*
Our company's Educational Opportunities Program (EOP) provides financial assistance to employees and family members to advance their career development and educational goals. Full- and part-time, and qualifying hourly employees can take advantage of a number of programs. KimEd is an annual tuition reimbursement program. FamEd helps employees save for their family's future tuition expenses through matching funds. Additionally, the Bright Futures Scholarship Program, funded by the Kimberly-Clark Foundation, annually awards four-year college scholarships worth $20,000 each to children of U.S. and Canadian employees. In 2005, 80 students received these scholarships. Since 1993, the Bright Futures Program has awarded 1,193 of these merit-based scholarships worth more than $24 million.

**KimEd and FamEd Contributions (Millions)**

| | 2003 | 2004 | 2005 |
|---|---|---|---|
| KimEd | $1.645 | $1.524 | $1.381 |
| FamEd | $1.540 | $1.702 | $1.575 |

**Kimberly-Clark Thailand's Annual Scholarships for Employee Children**
Every year, Kimberly-Clark Thailand presents 65 scholarships to children of employees. These scholarships are awarded for primary, secondary and high school, and university level education.

## Where People Who Think Differently, Think Together: Our Commitment to a Diverse and Inclusive Work Force

Kimberly-Clark wants to be known as a great place to work by our diverse global team. We focus on developing employee programs that retain and recruit engaged and skilled talent reflective of our customers, consumers and communities. We view diversity and inclusion not only as issues of gender, age and race, but also in terms of the unique ways that people think and feel, and their backgrounds, skills and experiences. Our Human Resources Development and Diversity Policy (see Appendix) identifies diversity and inclusion as critical components for long-term success.

In 2005, we adopted a new companywide Diversity and Inclusion strategy that focuses on the work force, the workplace and the marketplace to drive innovation, productivity and profitability. Our goal is to develop a high-performance culture through the full engagement of our diverse global team, which supports the objectives laid out in our Global Business Plan to create a high-performing culture worldwide. The focus will be on integrating diversity and inclusion concepts into our Talent Management programs, such as leadership development, performance management, recruitment and selection, and training and development. We will measure progress through various metrics, including the Inclusion Index. This tool, driven by data collected from the Organizational Health Check survey, will provide insight into how all employee levels experience our commitment to diversity. The company's 2005 Organizational Health Check survey indicated that 60 percent of respondents perceive Kimberly-Clark as committed to creating a work environment that embraces diversity.

In 2005, in recognition of our commitment to diversity and inclusion, the U.S.-based Human Rights Campaign Foundation* raised Kimberly-Clark's Corporate Equality Index score 15 points to 86 out of 100, from a score of 71 in 2004. The Index rates Fortune 500 companies on several key indicators of fair treatment for gay, lesbian, bisexual and transgender employees. The higher score reflected our decision to offer domestic partner health care benefits.



* The Human Rights Campaign Foundation is the largest U.S. gay, lesbian, bisexual and transgender political organization.

*Managing Our Corporate Diversity Commitment*
The corporate Diversity Steering Committee governs diversity initiatives at Kimberly-Clark and provides high-level direction and oversight for our companywide commitment. The Committee's 10 executive members – 40 percent of which are women – are selected from our operations worldwide. In 2005, the Committee explored several successful diversity and inclusion programs with an initial focus in North America, and identified how these could be leveraged in other parts of the world.

Kimberly-Clark's vice president of Diversity and Inclusion leads the charge for cultivating an environment in which all employees worldwide feel valued and can grow professionally. On a more operational level, the Diversity Initiatives Team coordinates diversity activities throughout our company and supports leaders in their efforts to implement policies and new practices.

*Kimberly-Clark's European Diversity Council*
The Diversity Council in Europe focuses on creating an inclusive high-performance culture that values diversity and the benefits it generates for our business. The Council's goal is to achieve better work and personal life balance, and improve gender balance across all functions and countries at all levels. The council strives to build awareness and drive change by getting employees involved in its Gender Opportunities (GO!) and Work/Life Balance (WLB) teams, and by celebrating the existing diversity throughout Kimberly-Clark Europe.

In 2005, the GO! team focused on initiatives related to workplace culture, career development and flexible working, and successfully launched a number of key initiatives for rollout across Europe to improve transitions for pregnant employees. These included the Maternity Information Pack, which contains all relevant company policies and programs for pregnant employees in one convenient location, and the Huggies Changing Bag and product samples given to all pregnant employees as a maternity leave gift.

*Kimberly-Clark's Diversity Networks, United States*
In the United States, Kimberly-Clark cultivates employee network groups to help in recruiting and integrating new employees, fostering career development, as well as better understanding employees' needs. These networks help employees get to know one another, and share interests and ideas.

Senior managers actively participate in the networking experience. In 2005, employees participated in 14 formal networks, as well as numerous satellite organizations at manufacturing facilities. Overall, a total of 3,600 employees participated in the employee network program.

Diversity Networks focus on areas for improvement, as well as encourage desired behaviors within the work force that are aligned with our diversity initiatives. For example, at our Roswell facility, the African-American Employee Network furthers these goals by helping the company attract and retain the best people, and by serving as a resource to aid in the professional development of African-American employees. In 2005, this Network awarded its first Compass Award, recognizing positive practices in team member development and diversity management through open communication and leadership.

**The Safe Place Program, United States**
Launched at U.S. administrative sites in 2004, the Safe Place program was initiated by Kimberly-Clark's Gay and Lesbian Employee Network. The Network developed the program to foster a more inclusive work environment, build awareness and educate employees about Gay, Lesbian, Bisexual and Transgender (GLBT) work force issues. As part of its efforts, the Network distributed more than 700 Safe Place magnets throughout our U.S. operations upon management requests. The magnets provide a visible sign of support to both gay and straight employees. The goal is to stimulate productive dialogue in the workplace, which can contribute greatly to team cohesiveness, improved work productivity and co-worker understanding of GLBT issues. The Network plans to expand the program to North American manufacturing sites and anticipates future rollouts companywide.

*Diversity Recruiting Strategies, United States*
Our relationships with professional women's and minority organizations in the United States are an important part of our employee recruitment strategy. Kimberly-Clark partners with the National Society of Black Engineers on its Board of Corporate Affiliates and the Society of Hispanic Professional Engineers as a member of the Industry Partnership Council. Our company is also a charter member of the Corporate Partnership Council for the Society of Women Engineers. These relationships are cultivated through commitments of funding and volunteer time. While less formal than those above, relationships with the National Association of Black Accountants, National Black MBA Association, National Society of Hispanic MBAs and National Association of Asian American Professionals also provided opportunities to network with graduating students and experienced professionals with interest in career opportunities at Kimberly-Clark.

*Representation of Women and Minorities Within Kimberly-Clark Leadership*
During 2005, women directors made up 25 percent of our board, and 25 percent of our senior management team. Kimberly-Clark's board also comprised 45 percent minority directors. Minorities made up 12 percent of our senior management team. More than 57 percent of new executive hires in 2005 were women or minorities. (Metrics associated with minority representation are based on the U.S. legal definition for minorities, which is any member of one of the following groups: African-American, Hispanic-American, Native-American, Asian-Pacific American and Asian-Indian American.)

The U.S.-based Hispanic Association of Corporate Responsibility also gave Kimberly-Clark a **"AAA" Rating** for achieving the highest level of corporate governance and inclusion of Hispanics on the company's board of directors.

To help female employees advance professionally and achieve their full potential as leaders, Kimberly-Clark's Women's Interactive Network (WIN) provides mentoring opportunities. The mentoring program has proved highly successful. In many locations, there are more available mentors in the program than participants.

During the reporting period, Kimberly-Clark launched the Executive Women's Forum. This group of female executives meets regularly to discuss issues of importance to female employees and explore ways to promote career development for future female leaders throughout our global operations. In 2005, the Executive Women's Forum established their charter, identified key focus areas and completed a best practices benchmark study.

*Supporting Organizations That Promote Diversity*
Kimberly-Clark retained membership in a number of nonprofit organizations dedicated to advancing diversity. For example, we are a member of North American-based Catalyst, the leading research and advisory organization working with businesses and the professions to build inclusive environments and expand opportunities for women at work. In the United States, we also supported Out and Equal, an organization that rates and recognizes companies with programs supportive of gay, lesbian, bisexual and transgender employees. In Europe, Kimberly-Clark remained a member of Opportunity Now, an organization that works with businesses to promote a better gender and work/life balance at all levels in the workplace.

## Cultivating and Recruiting New Talent Worldwide

Kimberly-Clark actively cultivates formal partnerships with universities in the United States, Latin America and Australia, and informal partnerships with universities in Europe and Canada to help us recruit top talent. We provide funding to university programs, and many of our employees are involved in assisting in classroom and extracurricular learning. Our company offers internships and cooperative education opportunities, which give students real-world experience in the industry, and exposure to our company's culture, through engagement in meaningful projects with real business results. In the United States, cooperative education assignments and internships gave students valuable experience in supply chain management, information technology, research, engineering, marketing and finance. In many cases, these internships led to offers of full-time employment.

## Employee Compensation, Benefits and Work/Life Balance Programs

Kimberly-Clark provides competitive pay and benefits to our employees around the world. We monitor the competitiveness of our programs regularly through participation in various surveys, as well as through participation in industry groups.

*Competitive Pay*
Our company regularly analyzes and compares base salary and variable bonuses to maintain market competitiveness. Bonuses, including sales incentives, vary considerably between countries and businesses. Our executive bonus plan is applied globally and is part of the competitive remuneration for Kimberly-Clark's senior leaders.

With the rollout of the Performance Management process, employee pay is transparently linked to performance against clearly established goals. This differentiated approach better positions the company to attract and retain talented employees by rewarding people for good performance and holding people accountable for performance that does not meet expectations.

*Stock Ownership*
Kimberly-Clark enables employees to share in the success of the company through a stock ownership program. Our North American employees can invest in Kimberly-Clark stock through company-sponsored saving plans and retirement contribution plans. For example, within their 401k retirement savings plans, our U.S. employees have the option of investing in Kimberly-Clark stock, as well as other investments, and the company will match a percentage of

employees' contributions. Many of our employees outside of North America can also invest and receive a matching company contribution in Kimberly-Clark stock through our European Shareplus Plan established in 2002.

Through our Equity Participation Plan, Kimberly-Clark makes grants of stock options and restricted shares to employees. All salaried employees are eligible for grant consideration. Grants to employees are based on past contribution and future ability to contribute to the organization.

*Performance Recognition*
In addition to performance-based pay, we have specific plans to provide for additional recognition – financial and nonfinancial awards – for exemplary contribution, performance and desired behavior. These vary by region and country. For example, in our North American organization, those employees who are ineligible for bonuses and nonunion hourly employees are eligible for the Distinguished Performance Awards program. This program rewards productivity improvements, such as project completion; ideas for cost savings, and new or improved processes or programs; and individual or team initiatives. The award minimum is $1,000. In 2005, we awarded approximately $1.8 million through this program.

Many facilities also have local recognition programs that reward employees for the achievement of facility-specific safety, quality or productivity objectives.

*Long-Service Awards*
Some of our employees have worked for Kimberly-Clark for many years. In 2005, for example, the average length of service among our U.S. employees was 14.3 years. Kimberly-Clark highly values the loyalty and long-term commitment of our employees and formally recognizes key anniversary milestones with certificates and gifts.

*Vacation, Benefits, Flexible Work Arrangements*
Vacation and leave provisions for employees vary across the many countries and regions in which Kimberly-Clark operates and are highly dependent on local legislation and customs. Kimberly-Clark offers a number of benefits, including health and medical insurance, life insurance and support for long-term illness. Some of our operations also support Employee Assistance Programs (EAP), which provide counseling services to employees and their families in difficult times.

As part of our strategy to attract and retain talent, Kimberly-Clark offers, when feasible, flexible work arrangements, such as job sharing, flex-time and compressed-work weeks to help employees balance professional and personal obligations.

In 2005, Kimberly-Clark began offering domestic partner health care benefits in all countries where these benefits are legally acceptable.

## Employee Turnover, United States

We currently track employee turnover for our U.S. operations. In the future we will be tracking these figures for our global operations.

Our total turnover percentage represents retirements, resignations, discharges, involuntary turnover and layoffs without recall. In 2005, our total turnover rate was 9.6 percent compared with 9.8 percent in 2004. Our voluntary turnover rate was 4.6 percent, compared with 3.6 percent in 2004. (Note: Since the publication of our 2004 Sustainability report, we have restated our voluntary turnover percentage for 2004.)

As part of the Global Business Plan, we will be reducing our work force. By year-end 2008, Kimberly-Clark plans to reduce the number of employees by approximately 10 percent through a combination of sale or facility closures, outsourcing and organizational redesign. We have established a Global Business Plan Severance Pay Plan for these situations in the United States. Benefits under this plan include severance pay, COBRA medical continuation coverage, outplacement and Employee Assistance Program (EAP) continuation, which will help affected employees successfully transition.

## Health Services: Employee Occupational and Preventive Health Care

The value of Kimberly-Clark's Health Services organization extends globally, particularly in developing countries where employees often depend on it for primary care medical treatment, referral and follow-up. For some employees and their families, Health Services is the first step to accessing medical care.

The Health Services organization establishes guidelines and recommendations globally for a full spectrum of health programs: from basic emergency response to tips for optimal health. It maintains the Health Services Web site and issues special communications that provide employees information on health risk factors, weight management, nutrition and other wellness topics.

To better evaluate and address issues and trends related to employee health and well-being, Health Services co-sponsors international conferences for governmental officials, nongovernmental organizations, mental health providers, human resource team members and Employee Assistance Program professionals. Topics include mental health and substance abuse problems, policy solutions for government and business, and Employee Assistance programs for developing countries.

***European Stress Management Initiative***

In early 2005, Kimberly-Clark Europe launched a Stress and Resilience Management Strategy and Managing Stress program. The goal of the program was to support the implementation of the Global Business Plan by providing leadership and employees with tools to manage the impacts of change, and maintain employee heath and well-being. The program featured leadership workshops to help leaders identify and proactively manage stress in their teams, and employee workshops. In 2005, 42 percent of European corporate headquarter staff attended the coaching workshops and 15 percent of the European staff attended coaching opportunities.

***HIV/AIDS***

Kimberly-Clark currently does not administer an HIV/AIDS-specific companywide policy. From a corporate perspective, we manage HIV/AIDS in the same way as other infectious diseases that are similarly transmitted. We have specific confidentiality guidelines for personal health information that apply to HIV/AIDS and infectious diseases. Employee health information is kept confidential in accordance with the applicable laws and regulations of each country. In some locations, particularly in countries with high HIV/AIDS prevalence rates, Kimberly-Clark's Health Services includes HIV/AIDS preventive education as part of employee health promotion programs.

**Kimberly-Clark South Africa's HIV/AIDS Policy and Program**

In 2005, Kimberly-Clark South Africa launched a new HIV/AIDS initiative to strengthen its HIV/AIDS programs for employees and their families. To administer the new program, the subsidiary established an HIV/AIDS Committee and HIV/AIDS Corporate Policy, and appointed HIV/AIDS Champions and peer educators for each location. The program also included HIV/AIDS employee awareness and training, and a voluntary counseling and testing campaign at all locations. More than 90 percent of all employees opted for the voluntary counseling and testing.

## Upholding Human Rights in the Workplace

Kimberly-Clark considers treating all employees with dignity and respect, and in accordance with all applicable laws, a foundational value of our company. We clearly articulate these expectations within our Code of Conduct and are firmly committed to providing a work environment free from harassment and intimidation for all employees. Kimberly-Clark adheres to a formal Human Rights in Employment Policy and Respectful Workplace Policy (see Appendix), both of which apply to all aspects of employment and employment practices, including, but not limited to, the following: recruitment, hiring, promotion, demotion, transfers, layoffs, recalls, discharge, compensation benefits, training, education, education assistance, social and recreational programs, and other employee actions. Decisions regarding the hiring of job applicants and subsequent employee actions must be made without discrimination on the basis of race, color, sex, sexual orientation, age, religion, national origin, disability or other categories as provided by law.

We hold managers from all of our businesses worldwide responsible for overseeing the proper implementation of these policies, and for being knowledgeable about all laws and regulations related to employees' human rights. We thoroughly investigate alleged violations.

***Respecting Employees' Affiliations: Freedom of Association and Collective Bargaining Position Statement***

Our company culture is characterized by cooperative relationships and high employee involvement. All Kimberly-Clark manufacturing facilities uphold established principles and unifying practices that guide our operations. We also hold them accountable for applying the same standards of safety, human resources, quality, ethics, cost, asset management and customer service.

Employees are free to join unions. In facilities where union representation exists, we work to build partnerships that meet our collective needs. In the United States, 19.5 percent of the work force is represented by unions, with the largest concentration of union membership in the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy Allied Industrial and Service Workers International Union (USW). Some employees are represented by the Association of Western Pulp and Paper Workers (AWPPW), the International Brotherhood of Electrical Workers (IBEW), the International Association of Machinists and Aerospace Workers (IAM), and other independent unions. In the United Kingdom, some employees are represented by the Graphical, Paper and Media Union (GPMU), the Transport and General Workers Union (T&GWU) and the Amicus Union.

## Enhancing the Health, Hygiene and Well-Being of the World's Families

Families from all walks of life, cultures and countries around the world rely on Kimberly-Clark brands to enhance their health, hygiene and well-being. Our company's mission to improve the quality of people's lives extends to our philanthropic focus on strengthening families in the communities where our employees live and work. In 2005, thousands of Kimberly-Clark employees worldwide devoted their time, effort and funds in support of community events, local and international causes, and disaster relief efforts. Kimberly-Clark also maintained our philanthropic traditions through corporate sponsorships and contributions.

Together, Kimberly-Clark and our employees contributed approximately $28 million for causes globally and donated more than $2.5 million worth of product primarily for disaster relief to victims of the South Asian Tsunami, and Hurricanes Katrina and Rita in the United States.

In 2005, the U.S.-based Walker Information Inc. rated Kimberly-Clark's corporate philanthropy 3.6, or above Walker's top tier benchmark of 3.46 for corporate contributors. This rating is based on U.S. consumers' perceptions of our corporate philanthropic efforts. A survey of community leaders in Kimberly-Clark hometowns reported similar findings. In an employee survey, 83 percent of respondents believe the company is doing its fair share to help society through volunteer and philanthropic efforts.

All together, our employees, communities and consumers tell us we are a good neighbor. We look forward to continuing our tradition of caring for others in 2006 and beyond.

*Kimberly-Clark Philanthropy*

Just as Kimberly-Clark's well-known brands help enhance people's lives, the company strives to do the same in our charitable giving. Established in 1952 as the company's charitable arm, the Kimberly-Clark Foundation supports a range of programs, organizations and causes that strengthen families in the communities where we operate and around the world. This year the Kimberly-Clark Foundation matched more than $1.3 million in employee giving and awarded more than $1.4 million in grants to charities where our employees or their spouses volunteered their time. In addition, we also continued our long-held partnerships with organizations dedicated to improving quality of life for families around the globe, including the United Nations Children's Fund (UNICEF), the YMCA of the USA, The United Way, Boys & Girls Clubs of America and Medshare International.

In 2005, the Kimberly-Clark Foundation made a number of grants to many U.S. charitable organizations, as well as to international causes. We invite you to read the full listing of charitable organizations assisted by the Kimberly-Clark Foundation in 2005 on our Web site at www.kimberly-clark.com/aboutus/kc_foundation.asp.

*Employee Programs, United States*

To thousands of our employees, giving of themselves isn't a corporate strategy, it's a matter of heart. By matching corporate resources to employees' hands-on efforts, the company recognizes the commitment and leadership that our people bring to their communities.

- In Kimberly-Clark's hometown communities throughout the United States, employees donated $3.2 million to local United Way campaigns in 2005, which the company matched dollar for dollar.
- The Matching Gifts program matches employees' giving to U.S. charities of their choice dollar for dollar. In 2005, U.S. employees donated $1.3 million.
- The Community Partners program provides $500 grants to charitable organizations where employees and their spouses volunteer more than 30 hours per year. In 2005, these donations totaled $1.4 million in recognition of the more than 78,000 hours of time volunteered by employees.
- The Bright Futures Scholarship Program awards up to 100 competitive, merit-based $20,000 scholarships each year to employees' children who are graduating from high school and continuing their education in college programs.



*Partnering With UNICEF to Help Children Affected by HIV/AIDS*
Since 2001, Kimberly-Clark has partnered with the United Nations Children's Fund (UNICEF), contributing $2.6 million to create and deliver services to the more than 15 million children worldwide who have lost their mother, father or both parents to HIV/AIDS. Studies show that children orphaned by AIDS run an abnormally high risk of being malnourished, not receiving an education and being susceptible to disease, neglect and exploitation. Kimberly-Clark's grant helps provide these children with good nutrition, community care, access to education, grief counseling, legal advice and income generation skills. These programs take a holistic assistance approach to helping children in Ethiopia, Kenya, Malawi, Namibia and Rwanda. In 2005, Kimberly-Clark renewed our ongoing partnership with UNICEF through 2008, which will provide annual support of $650,000. The 2005 funding also helped UNICEF raise an additional $4 million through a Kimberly-Clark challenge grant mailing campaign.

*Supporting the Mission of MedShare International*
Since 1999, Kimberly-Clark corporate funding, product donations, logistical support, and employee and retiree volunteers have helped support the mission of MedShare International, a U.S.-based nonprofit organization that distributes surplus U.S. hospital supplies and equipment to help improve access to health care in developing countries. These supplies are distributed based on requests by the recipient hospitals. In 2005, we extended our financial commitment and pledged to donate $250,000 over the next five years to sponsor MedShare's mission to hospitals in need, focusing on those in El Salvador, Guatemala, Honduras and Peru where we have facilities. Additionally, the company lent logistical support and covered shipping costs for 15 40-foot medical containers to Latin America.

Our company's vice president of Medical Affairs serves on MedShare's volunteer board of trustees to lend insight and expertise, as well as help us better understand how we can further MedShare's important mission. To learn more about MedShare, visit www.medshare.org.

*Continuing Our Partnership With the YMCA of the USA*
In 2001, Kimberly-Clark forged an almost $12 million alliance with the YMCA, a national organization that provides, in partnership with other local organizations, many helpful services to people of all ages, incomes and abilities. Through this partnership, Kimberly-Clark was recognized as the national sponsor of YMCA Family Programs, ranging from parent-child swimming lessons and family wellness classes, to multigenerational activities and sick-child daycare. This partnership was renewed in 2005, with a change in focus to support Healthy Kids Day and the Activate America program. Healthy Kids Day, an annual event at YMCAs across the country, is a free, fun-filled day of activities designed to promote healthy kids and families in spirit, mind and body. This event celebrates making fitness fun and introduces kids to an array of YMCA programs that teach them healthy behaviors and healthy ways to play – an essential lesson in learning how to take care of themselves throughout their lifetimes. In April 2005, more than 500,000 children and their families attended these events at YMCAs across the country. The Activate America program is a long-term public health initiative in response to America's growing obesity, chronic disease and health care crisis. This program is focused on making healthy living a reality for millions of Americans by improving how YMCAs operate to better serve health seekers, refining the role YMCAs play in the nation's communities, and joining with local and national partners to promote healthier living.

*Providing Financial Support to the Boys & Girls Clubs of America*
For more than 20 years, Kimberly-Clark has supported the Boys & Girls Clubs of America (BGCA)*, which shares our commitment to strengthening families. Our Chairman and CEO Thomas Falk, who has been involved with the BGCA since 2002, and retired Chairman and CEO Wayne Sanders sit on the organization's national board of governors. As members of the board, they are responsible for helping to set the strategic direction of the organization, including fiduciary oversight and accountability to the public.

In 2005, Kimberly-Clark committed $7 million over a five-year period to create the BGCA's Family Support Program, which will help ensure families have the resources they need to reinforce the important life lessons their children learn while participating in the Clubs. In 2005, our grant helped hire a national program director, conduct parent focus groups, and form a National Family Support Advisory Committee consisting of 15 experts in empowering and strengthening families.

* The BGCA comprises a national network of roughly 3,700 neighborhood-based facilities that annually serve more than 4.4 million young people primarily from disadvantaged circumstances. The organization provides guidance-oriented programs on a daily basis for children 6 to 18 years old, and is conducted by full-time professional staff. The programs help kids develop leadership, learning, health and life skills, prepare for careers, and engage in fitness and recreation. Over the past 10 years, the "Chronicle of Philanthropy" has ranked BGCA No. 1 among youth organizations.

*Disaster Relief*

**Tsunami Relief in South Asia**

In the wake of the tsunami disaster that struck in late 2004, devastating many parts of South Asia and East Africa, Kimberly-Clark added our efforts to those of governments, nongovernmental organizations, companies and individuals to help the region begin its long recovery. In 2004 and 2005, Kimberly-Clark and our employees' donations totaled more than $1.3 million in cash and more than $200,000 in health and hygiene products. Facilities in the United Kingdom and Thailand partnered with aid organizations to move thousands of cases of product to devastated areas.

**Response to Hurricanes Katrina and Rita, United States**

In support of relief efforts to aid survivors of Hurricanes Katrina and Rita and to begin the rebuilding of devastated Gulf Coast areas, Kimberly-Clark contributed $250,000 in cash, and approximately $600,000 in product donations. As a leading employer in Mobile, Alabama, with approximately 800 employees, Kimberly-Clark directed $150,000 of the cash amount to the Alabama Gulf Coast Chapter of the American Red Cross to aid victims in Alabama and Mississippi, with the remaining $100,000 directed at relief efforts in New Orleans, Louisiana. Our Consumer Tissue and Kimberly-Clark Professional & Other sectors donated nearly $200,000 in personal hygiene products and commercial wipers to AmeriCares, a nonprofit disaster relief and humanitarian aid organization assisting victims in the area. To aid medical facilities in the region, our Health Care business provided health care products, including Safeskin surgical and exam gloves, and face masks.

*Senior Management Involvement in Communities, United States*

Leaders at Kimberly-Clark share their experience and expertise to help empower others to reach their potential.

- Chairman and CEO Thomas Falk serves on the Boys & Girls Clubs of America's (BGCA) board of governors and co-chaired the BGCA national convention in San Diego, California. Mr. Falk also co-chaired the Vogel Alcove Arts Performance Event in Dallas, Texas, which raised more than $1.7 million for a daycare center serving homeless families. Additionally, he serves on the University of Wisconsin-Madison Foundation's board of trustees.
- Senior Vice President and Chief Innovation Officer Cheryl Perkins serves on the board of directors of the Fox Cities Performing Arts Center and is an honorary member of the board for the Fox Cities Children's Museum in Appleton, Wisconsin.
- Senior Vice President – Law and Government Affairs and Chief Compliance Officer Ronald Mc Cray serves on the board of the Hockaday School in Dallas, Texas; the Dean's Council of the Harvard Law School Association, Cambridge, Massachusetts; and the University Council of Cornell University, Ithaca, New York.
- Senior Vice President and Chief Human Resources Officer Lizanne Gottung serves on the board of the North Fulton Child Development Association in Atlanta, Georgia.
- Group President – Developing and Emerging Markets Robert Abernathy serves on the boards of the North Fulton United Way, Alpharetta, Georgia, and Texas Health Resources, Arlington, Texas.

*Employees Building Relationships With Neighboring Communities*

Throughout our global operations, employees give back to their communities.

Asia/Pacific

*Helping Students Get Their Education, Thailand*

In 2005, Kimberly-Clark Thailand awarded 10 three-year scholarships for students to attend the Panya Piwat Techno School in the Nondhaburi Province. The new vocational school provides students with a unique educational experience that combines practical work experience with classroom education. Students receive a daily allowance for the days they gain work experience, which helps reduce the financial support required from their parents.


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Students and teachers from the Punya Piwat Techno School.

*Giving Doctors Wings to Fly, Millicent, Australia*
In 2005, the Millicent facility and its employees embarked on their goal to raise $100,000 over four years to support the "Wings for Life" appeal, an effort to help the Royal Flying Doctors Service (RFDS) purchase a new $6 million medically equipped aircraft. Since 1928, the RFDS has provided hundreds of thousands of rural Australians with life-saving medical services and supplies, using airplanes to overcome Australia's vast distances. The Service has touched almost every Millicent employee in some way.

**Europe**

*The Barton Facility, United Kingdom*
Kimberly-Clark's Barton facility remained active in the community in 2005. Employees continued to partner with radio station Viking FM's charity committee to raise funds for the nonprofit For the Kids, an organization dedicated to helping kids in crisis. On an individual level, employees volunteered their time and skills to a variety of organizations, such as the North East Lincolnshire Strategic Leadership Group, a local child center, and the Common Purpose Program in Humberside, a government initiated program designed to provide developmental training for community leaders.

**North America**

*Volunteers in Action, Neenah, Wisconsin, United States*
Over the past five years, Kimberly-Clark has partnered with the nonprofit Volunteer Center of East Central Wisconsin to channel employees' dedication to community service. Through the Volunteers in Action program, employee volunteers can choose from a variety of meaningful volunteer opportunities in the community, ranging from mentoring children, to renovating houses, to collecting school supplies and completing outdoor chores for the elderly and homebound. In 2005, the program and employees' efforts were recognized with the **Fox River Valley Business Partnership of the Year Award.**

*The Beech Island Facility Supports the Environment, South Carolina, United States*

In 2005, the Beech Island Facility partnered with the Southeastern Natural Sciences Academy to develop a program of financial support for the Academy's Phinizy Swamp Nature Park. The facility donated $5,000 to this preserve, which provides educational programs for schoolchildren in Augusta, Georgia.

*The Huntsville Facility's Coffee Club, Ontario, Canada*
In 2003, when the facility's vending machine went out of service, the maintenance team set up a coffee station from which employees could purchase a cup of coffee for 25 cents. Employees decided to donate the proceeds to the Algonquin Community Hospital to help improve health services in their community of 18,000. By the end of 2005, these proceeds totaled more than $7,500, which the hospital used to help pay for a new Computed Tomography (CT) scan machine and improve day-surgery facilities.

*The Jenks Facility Adopts a School for the Holidays, Tulsa, Oklahoma, United States*
In December 2005, employees of the Jenks facility delivered holiday presents to the William Penn Elementary School. Their efforts ensured each of the 275 students, many of whom are underprivileged, received a gift.

*Building Strong Community Relations, Mobile, Alabama, United States*
For many years, our Mobile facility and its employees have actively contributed financial and volunteer services to their community. In 2005, the facility led the way in corporate contributions to the local United Way of Southwest Alabama campaign – in funds, as well as volunteers. Employees gave a generous $157,000 to the effort, which Kimberly-Clark matched, for a total contribution of $314,000.

Volunteers In Action

# Appendix: Kimberly-Clark's Policies

## Economic

***Charitable Donations Policy (Adopted 1968)***

Kimberly-Clark will:

- Contribute cash or other assets to qualified organizations in each year, provided that the aggregate amount in any one year shall not exceed one and one-quarter percent of the company's average U.S. pretax income of the preceding three years, and further provided that such contributions of any products or real property of the company shall be excluded from the foregoing limitation.
- Administer the contributions program pursuant to rules established by the CEO.
- Manage the disbursement of charitable funds at the local level in communities where the corporation has facilities and through the Kimberly-Clark Foundation for gifts to national organizations.

## Environmental

***Sustainable Use of Natural Resources (Adopted 1991)***

It is the policy of Kimberly-Clark to conduct its businesses with a sincere and proper regard for the need to sustain natural resources. For the purposes of this policy, natural resources shall include fiber and other materials used in the manufacture of corporate products and in providing corporate services.

It is the intent of this policy to:

- Use sustained yield forestry practices so that lands continue to provide a source of fiber for corporate products and an attractive natural habitat.
- Use virgin pulp produced in high yield processes as well as recycled fiber in products and packaging consistent with product performance and customer requirements.
- Encourage vendors to follow responsible environmental practices by considering such practices in the vendor selection process.

***Instructions to Corporate Policy on Sustainable Use of Natural Resources (2003)***

Forestry Practices

The Corporation shall practice sustainable forestry on its own and managed lands through establishment of a land stewardship ethic that integrates the ongoing management of these lands as a continuing source of fiber for Corporate products with appropriate consideration of soil, air and water quality, biological diversity, wildlife and aquatic habitat, recreation and aesthetics.

- The Corporation shall follow in its forestlands, and promote among other forest landowners, sustainable forestry practices that are economically viable, environmentally responsible and socially beneficial. Purchased fiber shall be obtained only from companies practicing sustainable forest management.
- All Kimberly-Clark forestry operations will be conducted in full compliance with Federal, state and provincial forest management laws and regulations and any applicable Forestry Best Management Practices.
- To the extent possible, the Corporation will protect its forests from wildfire, pests, diseases and other damaging agents to maintain and improve long-term forest health and productivity.
- The Corporation will manage all of its forestlands and lands of special significance within these holdings (e.g., biologically, geologically, culturally or historically significant parcels) in a manner that takes into account their unique qualities. No use shall be made of fiber from ecologically significant old growth stands or from tropical rain forests. Fiber from temperate rain forest areas may only be used if harvested as part of a sustainable forestry program supported by the local population and responsible government agencies.
- The Corporation shall continually improve its forest management practices and shall monitor, measure and report performance in achieving its commitment to sustainable forestry.

Forest Certification

- All Kimberly-Clark forestry operations shall be formally certified to one of the internationally recognized forest certification systems by December 31, 2005. The certification system selected shall require compliance with standards for sustainable forest management.
- Purchased roundwood, woodchips and other forms of fiber as well as all purchased virgin pulp shall be obtained only from companies that have had their own forestry operations and those of their industrial fiber suppliers certified to one of the internationally recognized forest certification systems no later than December 31, 2005.

Fiber Yield and Procurement

- The fibers to be used in each Kimberly-Clark product shall be selected to insure that applicable product performance and customer requirements are fully and consistently met. Where possible, use of virgin fibers from high yield processes and recycled fiber shall be made.
- Kimberly-Clark's manufacturing processes shall also be operated and maintained to maximize fiber yield into salable product and to ensure efficient use of all other raw materials.

Vendor Environmental Practices

- Each Kimberly-Clark business unit and operating facility shall consider the environmental practices followed by outside vendors of raw materials, fuels, and utility services as part of the initial vendor selection process and whenever purchasing agreements are renegotiated. The purpose of conducting these vendor reviews shall be to protect the Corporation's business reputation by avoiding relationships with firms which fail to comply with environmental legal requirements or which are perceived by the general public as indifferent to their environmental responsibilities.
- Assistance in conducting vendor environmental reviews may be obtained from Corporate Purchasing and Environment and Energy. Among the techniques which may be utilized are (1) reviews of public records of vendor environmental performance, (2) questionnaires addressed to vendors seeking environmental performance information, (3) discussions with Federal, state or local environmental officials, (4) meetings with vendor business and environmental managers, and (5) formal environmental reviews of vendor facilities by Kimberly-Clark personnel. The techniques to be utilized and the extent of a particular environmental review shall be commensurate with the size and nature of the proposed business relationship between the vendor and Kimberly-Clark.

In cases of dispute, the final decision on whether to use a particular vendor shall be made by the responsible sector president after consultation with the vice president, Purchasing and vice president, Environment and Energy.

*Fundamental Policy on Environmental Protection and Concern (Adopted 1990)*
It is the policy of Kimberly-Clark to conduct its affairs with a sincere, balanced and proper regard for the environment. The company will at all times keep in effect appropriately updated specific policies on environmental matters such as, but not limited to:

- Environmental assessment measures and control procedures.
- Sustainable use of natural resources.
- Reduction and disposal of waste.
- Use of energy.
- Safety of the company's products and services.

It is the intent of this Fundamental Policy to cause to exist throughout the company and among the people serving it, a proper environmental ethic, which is and will always be a part of our culture.

*Compliance Policy (Adopted 1991)*
Kimberly-Clark is committed to protecting the biosphere by ensuring that environmental assessment measures and control procedures are maintained and followed in product and process design and in ongoing operations. This policy will be implemented through:

- Adherence to legal requirements protecting the biosphere.
- Development of and adherence to an environmental plan, which considers the total product development process from design to product use and disposal.
- Periodic audits at all manufacturing facilities.

*Energy Policy (Adopted 1991)*
We are committed to achieving world-class energy efficiency in all of our processes and to using renewable forms of energy wherever practical. Kimberly-Clark is committed to actively pursuing energy conservation through:

- Establishing programs to ensure the efficient use of energy and to encourage energy conservation.
- Using renewable forms of energy, such as wood wastes and waste-to-energy systems where feasible and cost effective.
- Conducting performance audits of all major steam plants, recovery boilers and other systems on a regular basis.
- Encouraging fuel suppliers and utilities to incorporate responsible operating practices.

*Reduction and Disposal of Waste Policy (Adopted 1991)*
Kimberly-Clark is committed to designing products and processes to reduce the volume and weight of materials and to minimize the disposal of product and manufacturing waste by supporting an integrated approach to waste management, including source reduction, recycling and waste-to-energy systems.

## Safety

*The Corporate Safety and Hygiene Policy (Adopted 1991)*
It is the policy of Kimberly-Clark to promote and support occupational safety and industrial hygiene and to manage in a manner that seeks to eliminate occupational injuries and illnesses.

## Social Responsibility

*Human Resources Development and Diversity (Adopted 1991)*
Policy Statement
It is the policy of Kimberly-Clark to recruit, promote and support the professional development of a diverse global work force.

Policy Comment
It is the intent of this policy to:

- Ensure that diverse pools of candidates are considered in recruiting and promotion.
- Recognize that business performance is dependent on the contributions of individuals and that, given the opportunity, people will strive to achieve their full potential and become fully motivated when they understand how working toward company objectives will also help them achieve personal goals.
- Recognize that an individual is responsible for his/her self-development and that the company is responsible for providing an environment, which allows such development.
- Encourage frank, open and ongoing communication between supervisor and employee concerning the employee's job performance and potential for career growth.
- Emphasize promotion from within.

*Human Rights in Employment (Adopted 1991)*
Policy Statement
It is the policy of Kimberly-Clark to promote and support human rights, including equal employment opportunities.

Policy Comment

It is the intent of this policy to:

- Prohibit discrimination and/or harassment based on race, color, sex, sexual preference/orientation, age, religion, national origin or disability as provided by law.
- Recognize human rights on a global basis and encourage the abolition of discriminatory laws and practices.
- Maintain affirmative action plans, training programs, and other activities, procedures and controls necessary to ensure compliance with government requirements and corporate standards.

*Respectful Workplace Policy (Adopted 1991)*

It is against the policies of the company for any employee, while in the course of his/her employment, to discriminate against or behave inappropriately toward or intimidate another person based on race, color, sex, sexual orientation, age, religion, national origin, disability, or other categories as provided by law.

Examples of sexual harassment include:

- Making sexual advances, requests for sexual favors, or other verbal or physical conduct of a sexual nature, a condition of continued employment; or
- Making submission to or rejections of such conduct the basis for employment decisions affecting the employee; or
- Creating an intimidating, hostile or offensive working environment by conduct that is in any manner sexual in nature.

Any employee who believes he or she is the subject of inappropriate conduct, intimidation, or other unwelcome behavior, including harassment or other inappropriate behaviors, should report the alleged action immediately to designated members of management. An investigation of all complaints will be undertaken. Any employee who has been found by the company to have discriminated against, harassed, intimidated or conducted themselves inappropriately toward another employee will be subject to discipline up to and including termination, depending on the circumstances.

The company recognizes that all facts in a matter involving harassment and other inappropriate behavior require careful review and a determination of the circumstances of the entire matter. Employees who believe they have been harassed or otherwise treated inappropriately should not fear retaliation in raising such concerns. The company will take whatever steps are appropriate to prevent retaliation in these circumstances.

# 2005 Awards and Recognition
## for Sustainability Performance



Global
Kimberly-Clark ranked **No. 1** among personal care companies in the **2006 Dow Jones Sustainability World Index.**

Our company was among 33 corporations to receive the **highest corporate governance score in a Government Metrics International survey.**

The U.S.-based Hispanic Association of Corporate Responsibility gave Kimberly-Clark a **"AAA" Rating** for achieving the highest level of corporate governance and inclusion of Hispanics on the company's board of directors.

The U.S.-based Human Rights Campaign Foundation gave Kimberly-Clark a **Corporate Equality Index score of 86** out of 100.

Argentina
The Great Place to Work Institute, Apertura and El Conista ranked Kimberly-Clark Argentina **No. 7** on their list of **Best Companies to Work For.**

China
The Guangming Daily awarded Kimberly-Clark China the **Guangming Corporate Citizenship Award** for our contribution to public welfare in China.

Ecuador
PricewaterhouseCoopers, Lideres and the Superintendency of Companies listed Kimberly-Clark Ecuador as **No. 19** among 800 companies in a survey of **Most Admired Companies.**

Korea
Dong-A Ilbo and IBM BSC Korea ranked Yuhan-Kimberly **No. 1** in the 2005 **30 Most Respected Korean Companies** for the second consecutive year.

Peru
Hewitt Associates and America Economica ranked Kimberly-Clark Peru **No. 2** in the first pan-regional ranking of the **Top 25 Best Employers in Latin America.**

Spain
The June 2005 edition of Actualidad Economica magazine ranked Kimberly-Clark **No. 10** out of 1000 companies on their list of the **Best Companies to Work For.**

The Know How Foundation for the Development of Managers (*Fundación Know How para el Desarrollo Directivo*) ranked Kimberly-Clark among the **Top 50 Preferred Companies** for students pursuing careers.

Thailand
Hewitt Associates in partnership with The Bangkok Post and the Sasin Graduate Institute of Business Administration of Chulalongkorn University named Kimberly-Clark Thailand among the **Top 10 Best Employers in Thailand** for the third consecutive year.

The Ministry of Public Health awarded Kimberly-Clark Thailand Ltd.'s Patumthani facility the **Healthy Workplace Gold Prize.**

United Kingdom
Kimberly-Clark's European Consumer Business maintained its **Investors in People Accreditation.**

United States
The American Psychological Association and the Pennsylvania Psychological Association awarded our facility in Chester, Pennsylvania, the **Psychologically Healthy Workplace Award** for its commitment to employee well-being.

The results of the Port Gardner Outfall deep-water diffusion system project, a public-private partnership between the Washington state cities of Everett and Marysville, and Kimberly-Clark's Everett facility, garnered the following:

- **Recognition of Achievement Award** from the Northwest Pulp & Paper Association.
- **Environmental Excellence Award** from the Association of Washington Businesses.
- **Industrial Water Quality Achievement Award** from the Water Environment Federation.

The U.S. Occupational Safety and Health Administration granted Kimberly-Clark's Neenah Nonwovens, LaGrange and Corinth Nonwovens facilities its **Voluntary Protection Program Star accreditation.**

In a recent national survey, Universum Communications selected Kimberly-Clark as one of the **Top 100 Best Companies for African-Americans.**

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 30, 2007

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Kimberly-Clark Corporation
Incoming letter dated December 18, 2006

The proposal requests that Kimberly-Clark prepare a report assessing the feasibility of phasing out the company's use of fiber that has not been certified by the Forest Stewardship Council.

We are unable to concur in your view that Kimberly-Clark may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Kimberly-Clark may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Derek Bartel Swanson
Attorney-Adviser

END